As filed with the Securities and Exchange Commission on June 20, 2006

Registration No. 333-134564

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SKYTERRA COMMUNICATIONS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	23-2368845
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

19 West 44th Street, Suite 507

New York, New York 10036

(212) 730-7540

(Address, Including Zip Code, and Telephone Number, Including Area Code of Registrant’s Principal Executive Offices)

Robert C. Lewis

Senior Vice President, General Counsel and Secretary

SkyTerra Communications, Inc.

19 West 44th Street, Suite 507

New York, New York 10036

(212) 730-7540

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to:

Gregory A. Fernicola, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.:  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Rights to Purchase common stock, par value $0.01 per share (1)	6,861,150 rights	N/A	N/A	$0(2)
Common Stock, par value $0.01 per share	6,861,150 shares	$18.00	$123,500,700(3)	$13,214.58(4)

(1)	Evidencing the rights to subscribe for 6,861,150 shares of common stock, par value $0.01 per share.
(2)	The rights are being issued without consideration.
(3)	Estimated in accordance with Rule 457(o) under the Securities Act of 1933 solely for purposes of calculating the registration fee.
(4)	$12,829.38 of such amount was previously paid in connection with the initial filing of this Registration Statement on May 30, 2006.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement is filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 20, 2006

PROSPECTUS

SKYTERRA COMMUNICATIONS, INC.

6,861,150 Shares

Common Stock

We are distributing at no charge to the holders of our common stock non-transferable subscription rights to purchase up to an aggregate of 6,861,150 shares of our common stock (or, in the case of rights distributed to the Apollo Stockholders (as defined below), non-voting common stock) at a cash subscription price of $18.00 per share, or an aggregate of $123,500,700. The Apollo Stockholders have agreed to purchase, at the subscription price in the rights offering, such number of shares of our non-voting common stock equal to the number of shares of common stock not subscribed for by other stockholders in the rights offering up to a number of shares such that the aggregate number of shares sold in this offering equals 6,661,150 so as to ensure that the aggregate proceeds from this rights offering are sufficient to redeem all of our outstanding Series A Preferred Stock at a redemption price equal to 100% of its liquidation preference (excluding accrued but unpaid dividends, which will be paid at the time of the redemption from existing cash on hand), of $119,900,700.

You will not be entitled to receive any subscription rights unless you are a stockholder of record as of the close of business on June 22, 2006.

The subscription rights will expire if they are not exercised by 8:00 p.m., New York City time, on July 20, 2006, the expiration date of this rights offering. We, in our sole discretion, may extend the period for exercising the subscription rights. We will extend the duration of the rights offering as required by applicable law, and may choose to extend it if we decide that changes in the market price of our common stock warrant an extension or if we decide to give investors more time to exercise their subscription rights in this rights offering. Subscription rights that are not exercised by the expiration date of this rights offering will expire and will have no value. You should carefully consider whether or not to exercise your subscription rights before the expiration date.

The rights may not be sold or transferred except under the very limited circumstances described later in this prospectus.

Our common stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol “SKYT.” On June 19, 2006, the closing bid price of our common stock as reported on the OTC Bulletin Board was $17.17 per share.

	Per Share	Aggregate
Subscription Price	$18.00	$123,500,700
Estimated Expenses	$0.06	$400,000
Net Proceeds to SkyTerra	$17.94	$123,100,700

An investment in our common stock involves significant risks. You should consider carefully the risk factors beginning on page 13 in this prospectus before exercising your rights.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. The securities are not being offered in any jurisdiction where the offer is not permitted.

The date of this prospectus is June •, 2006.

You should rely only on information contained or incorporated by reference in this prospectus. SkyTerra Communications, Inc. has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. SkyTerra Communications, Inc. is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have subsequently changed.

SUMMARY

This summary highlights information contained elsewhere in this document. You should read this entire document carefully, including the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this document or incorporated by reference herein. Unless otherwise indicated or the context requires otherwise, the terms “SkyTerra,” the “Company,” “we,” “us” and “our” refer to SkyTerra Communications, Inc., together with its subsidiaries. “Apollo Stockholders” refers to, collectively, Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., AIF IV/RRRR LLC, AP/RM Acquisition LLC and ST/RRRR LLC. “MSV Joint Venture” refers to Mobile Satellite Ventures LP, a Delaware limited partnership. “MSV GP” refers to Mobile Satellite Ventures GP Inc., a Delaware corporation and the general partner of the MSV Joint Venture. “MSV Investors” refers to MSV Investors LLC, a Delaware limited liability company. “MSV Canada” refers to Mobile Satellite Ventures (Canada) Inc. “Canadian Joint Ventures” refers to MSV Canada and Mobile Satellite Ventures Holdings (Canada) Inc. “TerreStar” refers to TerreStar Networks, Inc.

Overview

Historically, we have operated our business through a group of complementary companies in the telecommunications industry. These companies include: (i) the MSV Joint Venture, a provider of mobile digital voice and data communications services via satellite in the United States and Canada; (ii) Hughes Network Systems, LLC, a leading developer, manufacturer, installer and provider of advanced satellite based networking solutions and services for businesses, governments and consumers worldwide; (iii) Electronic System Products, Inc., formerly a product development and engineering services firm which is currently focusing on maximizing the license revenues from its intellectual property portfolio and (iv) AfriHUB, LLC, an early stage company that provides a limited amount of satellite based Internet access and domestic and international calling services through exclusive partnerships with certain Nigerian based universities while it actively pursues opportunities to provide technical training in the Nigerian market. On February 21, 2006, we completed the distribution of all of the common stock of Hughes Communications, Inc. (Hughes), formerly a wholly-owned subsidiary, which held our interests in Hughes Network Systems, Electronic System Products and AfriHUB, among other things, to our security holders.

Through MSV Investors, our 80% owned subsidiary, we are an active participant in the MSV Joint Venture, a joint venture that also includes TMI Communications, Inc. (TMI), Motient Corporation (Motient) and certain other investors. The MSV Joint Venture currently provides mobile digital voice and data communications services in the “L-band” via satellite in the United States and Canada, while pursuing plans to develop, build and operate a next generation integrated network complemented by an ancillary terrestrial component or “ATC.” MSV Investors owns approximately 20% of the limited partnership interests of the MSV Joint Venture on a fully diluted basis. In addition, MSV Investors owns approximately 15% of TerreStar on a fully diluted basis, which is also pursuing plans to develop, build and operate a next-generation satellite system complemented by an ATC in the 2 GHz band or “S-band”.

MSV Joint Venture

The MSV Joint Venture is developing an integrated satellite and terrestrial communications network to provide ubiquitous wireless broadband services, including Internet access and voice services, in the United States and Canada. Using an all-Internet protocol, open architecture, the MSV Joint Venture expects its network to provide significant advantages over existing wireless networks. Such potential advantages include higher data speeds, lower costs per bit and flexibility to support a range of custom Internet protocol applications and services. The MSV Joint Venture’s current business plan envisions a “carrier’s carrier” wholesale model whereby its strategic partners and other wholesale customers can use its network to provide differentiated broadband services to their subscribers. The MSV Joint Venture expects that its planned open network, in contrast to legacy networks currently operated by incumbent providers, will allow distribution and other strategic partners to have open network access to create a variety of custom applications and services for consumers.

The MSV Joint Venture expects its next generation integrated network to create the opportunity to use the MSV Joint Venture’s spectrum for a substantially broader business plan in the United States and Canada that permits terrestrial wireless deployments similar or superior to those of other third generation wireless operators. By deploying thousands of cell sites and two or more satellites to work jointly in a common continent-wide wireless network, the MSV Joint Venture has stated that it believes its approach will address its greatest business opportunity and maximize spectral efficiency.

The MSV Joint Venture currently offers a range of services using two geo-stationary satellites, or “GEOs” that support the delivery of data, voice, fax and dispatch radio services. The MSV Joint Venture is licensed by the United States and Canadian governments to operate in the L-band spectrum. The MSV Joint Venture currently has coordinated approximately 30 MHz of spectrum throughout the United States and Canada. Its United States and Canadian spectrum footprint covers a total population of nearly 330 million. In operating its next generation integrated network, the MSV Joint Venture plans to allocate the use of spectrum between satellite and terrestrial service. The MSV Joint Venture’s spectrum occupies a portion of the L-band and is positioned between the frequencies used today by terrestrial wireless providers in the United States and Canada. The MSV Joint Venture was the first MSS provider to receive a license to operate an ATC network from the Federal Communications Commission (FCC). These ATC licenses permit the use of its L-band satellite frequencies in the operation of an advanced, integrated network capable of providing broadband services on a fixed, portable and fully mobile basis.

The MSV Joint Venture operates today with approximately 200,000 units in service on its network and had approximately $29 million in revenue for the year ended December 31, 2005. The MSV Joint Venture provides switched and packet data service and sells bulk capacity to service provider partners through two nearly identical GEOs. Consistent with its strategy to deploy an integrated ATC network, in January 2006 the MSV Joint Venture entered into a contract with Boeing Satellite Systems, Inc. for the design and construction of its next generation satellites, which are expected to launch commencing in 2009. The MSV Joint Venture believes its next generation satellites are designed to be powerful enough to enable subscribers to use transparent wireless devices, which refers to the use of integrated satellite and terrestrial technology on standard wireless devices that are substantially similar to current PCS/cellular devices in terms of aesthetics, cost and functionality within terrestrial applications.

The MSV Joint Venture is also currently in the planning phase of its terrestrial network. The MSV Joint Venture currently expects to start the build-out of the terrestrial network in several markets in 2007 and complete additional market build-outs in the future until it achieves a top 50 market footprint in the United States and Canada. The MSV Joint Venture believes that since it will roll out construction of its terrestrial network to markets based on its success in development along the way, it can mitigate the risk associate with network deployment for the MSV Joint Venture’s potential strategic partners and investors. As the MSV Joint Venture reaches scale and sells services to additional wholesale partners, the MSV Joint Venture plans to extend its network footprint incrementally to offer portable and fully mobile services.

TerreStar Networks

TerreStar was established as a wholly owned subsidiary of the MSV Joint Venture in February 2002 to develop business opportunities related to the proposed receipt of certain licenses in the 2 GHz band, or “S-band.” TMI, one of our partners in the MSV Joint Venture and a stockholder of TerreStar, holds the approval issued by Industry Canada for a 2 GHz space station authorization and related spectrum licenses for the provision of MSS in the 2 GHz band, as well as an authorization from the FCC for the provision of MSS in the 2 GHz band. These authorizations are subject to FCC and Industry Canada milestones relating to construction, launch, and operational date of the system. In order to satisfy the milestone requirements included within the authorizations, TerreStar and TMI entered into an agreement in which TerreStar agreed to enter into a non-contingent satellite procurement contract for the construction and delivery to TMI of a satellite that is consistent with the Canadian and FCC authorizations. TMI plans to transfer the Canadian authorizations to an entity that is eligible to hold the Canadian authorizations and in which TerreStar and/or TMI will have an interest, subject to obtaining the necessary Canadian regulatory approvals. Further, TMI agreed that at TerreStar’s election, TMI will transfer the 2 GHz assets to the entity described above, subject to any necessary Canadian and United States regulatory approvals. In December 2002, TMI and TerreStar jointly applied to the FCC for authority to transfer TMI’s MSS authorizations to TerreStar. In May 2005, the MSV Joint Venture distributed the stock of TerreStar to its limited partners. As a result, MSV Investors owns 15% of TerreStar on a fully diluted basis.

Preferred Redemption Agreement

On May 6, 2006, we entered into a redemption agreement with the Apollo Stockholders pursuant to which we and the Apollo Stockholders have agreed to the redemption of all of the outstanding shares of our Series A Preferred Stock at an aggregate price equal to the $119.9 million aggregate liquidation preference of all outstanding shares of Series A Preferred Stock (excluding accrued but unpaid dividends, which will be paid at the time of the redemption from existing cash on hand). We intend to use the proceeds from this offering to redeem the Series A Preferred Stock. Pursuant to the redemption agreement, the Apollo Stockholders have agreed to purchase, at the subscription price in the rights offering, such number of shares of our non-voting common stock equal to the number of shares of common stock not subscribed for by other stockholders in the rights offering so as to ensure that the aggregate proceeds from this rights offering are sufficient to redeem our outstanding Series A Preferred Stock (excluding accrued but unpaid dividends, which will be paid at the time of the redemption from existing cash on hand).

MSV Exchange Transactions

On May 8, 2006, we announced that we had executed definitive agreements with certain other partners in the MSV Joint Venture and the minority stakeholders in MSV Investors that, upon closing, would result in the consolidation of majority ownership and control of the MSV Joint Venture and MSV GP in us. At the initial closing, we will issue 39,596,432 shares of our common stock to affiliates of Motient, other partners in the MSV Joint Venture and the minority stakeholders in MSV Investors in exchange for approximately 14.2 million limited partnership interests of the MSV Joint Venture and all of the common stock of MSV GP currently held by these parties, resulting in us owning 52% of the MSV Joint Venture on a fully diluted basis and 78% of MSV GP. Pursuant to the terms of these transactions, Motient has agreed to distribute 25,478,273 shares of our common stock that it receives to its common stockholders as soon as practicable following the initial closing. After the initial closing and prior to the distribution, the shares held by Motient will be non-voting. Motient will also have the right to exchange, for five years, its remaining 6.7 million limited partnership interests of the MSV Joint Venture for 18,855,144 shares of our common stock. If Motient has not exchanged these interests in the MSV Joint Venture in the five-year period, we have the right to require such interests to be exchanged for shares of our common stock at an exchange ratio reflecting the fair market value of such interests and our common stock on May 6, 2021. Following these transactions, we will own approximately 70% of the MSV Joint Venture on a fully diluted basis and 78% of MSV GP.

In connection with the MSV Exchange Transactions, we also entered into a series of registration rights agreements with the various parties pursuant to which the shares received in the various transactions will be registered with the Securities and Exchange Commission. Closing of the transactions are subject to FCC approval, redemption of our Series A Preferred Stock and customary closing conditions. Accordingly, there can be no assurances that these transactions will close on the terms outlined here, or at all. The Company understands that a group of related stockholders of Motient have recently filed a lawsuit in the District Court of Travis County, Texas, seeking to enjoin the MSV Exchange Transactions and to rescind the exchange agreement between us and Motient on grounds alleging, among other things, that Motient’s entry into the exchange agreement and Motient’s consummation of the MSV Exchange Transactions violate the Investment Company Act of 1940. The resolution of any of these claims in favor of this group of stockholders of Motient could negatively affect our ability to consummate the MSV Exchange Transactions. Motient has advised us that it intends to vigorously fight these claims and that it believes that these claims are without merit.

We may acquire additional limited partnership interests of the MSV Joint Venture if we negotiate and enter into exchange transactions with TMI and/or the MSV Joint Venture option holders and certain other investors in the MSV Joint Venture. For a more detailed discussion, see “MSV Exchange Transactions.”

TerreStar Exchange Transactions

On May 8, 2006, Motient announced that it had executed agreements with affiliates of Columbia Capital and Spectrum Equity Investors pursuant to which Motient will issue 2.7 million shares of its common stock in exchange for 1.5 million shares of TerreStar common stock held by these parties, resulting in Motient owning 59% of TerreStar on a fully diluted basis. In connection with these transactions, MSV Investors will distribute the shares of TerreStar common stock that it currently holds to its members. Following the distribution, we will have the right, but not the obligation, to exchange our 4.2 million shares of TerreStar common stock for 7.5 million shares of Motient common stock for 15 days following closing of these transactions, which will occur concurrently with the MSV Exchange Transactions.

The Rights Offering

Rights

We will distribute to each stockholder of record on June 22, 2006, including the Apollo Stockholders, at no charge, 0.38249 of a non-transferable subscription right for each share of our common stock then owned, subject to adjustments to eliminate fractional rights. The rights will be evidenced by non-transferable rights certificates. The Apollo Stockholders have agreed to purchase, at the subscription price in the rights offering, such number of shares of our non-voting common stock equal to the number of shares of common stock not subscribed for by other stockholders in the rights offering, up to an amount of shares that will ensure that the aggregate proceeds from this rights offering are sufficient to redeem our outstanding Series A Preferred Stock (excluding accrued but unpaid dividends, which will be paid at the time of the redemption from existing cash on hand), which will be redeemed from the proceeds of this rights offering. Therefore, we are assured of selling a minimum of 6,661,150 shares and receiving minimum gross proceeds of $119.9 million in the rights offering.

Basic Subscription Privilege	Each full right will entitle the holder to purchase one share of our common stock for $18.00, the per share subscription price.

Over-Subscription Privilege

Each rights holder, other than the Apollo Stockholders, who elects to exercise its basic subscription privilege in full may also subscribe for additional shares at the same subscription price per share. The Apollo Stockholders have waived their over-subscription privileges in the rights offering to the extent exercised by our other stockholders. If an insufficient number of shares are available to fully satisfy the over-subscription privilege requests, the available shares will be distributed proportionately among rights holders who exercised their over-subscription privilege based on the number of shares each rights holder subscribed for under the basic subscription privilege. The subscription agent will return any excess payments by mail without interest or deduction promptly after the expiration of the rights offering.

Subscription Price	$18.00 per share.

Record Date	June 22, 2006.

Expiration Date	July 20, 2006.

Non-Transferability of Rights	The rights are not transferable, except to affiliates of the recipient and by operation of law.

Procedure for Exercising Rights

You may exercise your rights by properly completing and signing your rights certificate. You must deliver your rights certificate with full payment of the subscription price (including any amounts in respect of the over-subscription privilege) to the subscription agent on or prior to the expiration date. If you use the mail, we recommend that you use insured, registered mail, return receipt requested. If you cannot deliver your rights certificate to the subscription agent on time, you may follow the guaranteed delivery procedures described under

“The Rights Offering—Guaranteed Delivery Procedures” beginning on page 52. If you hold shares of our common stock through a broker, custodian bank or other nominee, see “—How Rights Holders Can Exercise Rights Through Others” below.

No Revocation	Once you have exercised your basic subscription privilege your exercise may not be revoked. Rights not exercised prior to the expiration of the rights offering will expire.

How Rights Holders Can Exercise Rights Through Others

If you hold our common stock through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your rights, you will need to have your broker, custodian bank or other nominee act for you. To indicate your decision, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owner Election Form.” You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. You should contact your broker, custodian bank or other nominee if you believe you are entitled to participate in the rights offering but you have not received this form.

How Foreign Stockholders and Stockholders with APO or FPO Addresses Can Exercise Rights

The subscription agent will mail rights certificates to you if you are a stockholder whose address is outside the United States or if you have an Army Post Office or a Fleet Post Office address. To exercise your rights, you must notify the subscription agent on or prior to 11:00 am., New York City time, on July 17, 2006, and take all other steps which are necessary to exercise your rights, on or prior to the date on which the rights offering expires. If you do not follow these procedures prior to the expiration of the rights offering, your rights will expire.

Material United States Federal Income Tax Consequences

A holder should not recognize income or loss for United States Federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. For a detailed discussion, see “Material United States Federal Income Tax Consequences.”

Issuance of Our Common Stock	We will issue certificates representing shares purchased in the rights offering as soon as practicable after the expiration of the rights offering.

No Recommendation to Rights Holders

We are not making any recommendations as to whether or not you should subscribe for shares of our common stock. You should decide whether to subscribe for shares based upon your own assessment of your best interests.

Note Regarding Stockholders in California

Although we have filed an application with the Department of Corporations of the State of California in order to permit us to accept subscriptions from residents of the State of California, the Department of Corporations has not approved our application. Unless our application is approved prior to the expiration of the rights offering, we will not be permitted to accept subscriptions from residents of the State of California and residents of the State of California will not be permitted to purchase shares in the rights offering. If our application is not approved prior to the expiration of the rights offering, any shares of our common stock for which rights distributed to residents of California may have been exercised, had we obtained such approval, shall be included among the shares available for sale to non-California residents who have exercised their over-subscription privileges.

Use of Proceeds

The Apollo Stockholders have agreed to purchase, at the subscription price in the rights offering, such number of shares of our non-voting common stock equal to the number of shares of common stock not subscribed for by other stockholders in the rights offering up to a number of shares that will result in an aggregate of 6,661,150 shares being sold in this offering. Therefore, we are assured of selling a minimum of 6,661,150 shares and receiving minimum gross proceeds of approximately $119.9 million in the rights offering. The proceeds from the rights offering will be used to redeem all of our outstanding Series A Preferred Stock at its liquidation preference (excluding accrued but unpaid dividends, which will be paid at the time of the redemption from existing cash on hand). Any additional proceeds raised in this offering will be used for general corporate purposes.

Subscription Agent	American Stock Transfer & Trust Company.

Information Agent	Morrow & Co., Inc.

For additional information concerning the rights offering, see “The Rights Offering,” beginning on page 47.

An investment in our common stock involves significant risks. See “Risk Factors” beginning on page 13.

We were incorporated in Delaware in 1985. Our executive offices are located at 19 West 44th Street, Suite 507, New York, New York, 10036 and our telephone number is (212) 730-7540.

QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

Q:	What is the rights offering?

A:	The rights offering is a distribution to holders of our voting and non-voting common stock of 0.38249 of a non-transferable subscription right, subject to adjustments to eliminate fractional rights, to purchase one additional share of our common stock for each share of common stock owned as of June 22, 2006, the record date, for a total of 6,861,150 subscription rights. The Apollo Stockholders have agreed to purchase, at the subscription price in the rights offering, such number of shares of our non-voting common stock equal to the number of shares of common stock not subscribed for by other stockholders in the rights offering up to an amount that will ensure that the aggregate proceeds from this rights offering are sufficient to redeem our outstanding Series A Preferred Stock (excluding accrued but unpaid dividends, which will be paid at the time of the redemption from existing cash on hand), which will be redeemed from the proceeds of this rights offering. See “MSV Exchange Transactions.” Therefore, we are assured of receiving minimum gross proceeds of $119.9 million in the rights offering.

Q:	What is a subscription right?

A:	Each full subscription right is a right to purchase a share of our common stock and carries with it a basic subscription privilege and an over-subscription privilege.

Q:	How many shares may I purchase if I exercise my subscription rights?

A:	You will receive 0.38249 of a non-transferable subscription right for each share of our common stock that you owned on June 22, 2006, the record date. Each subscription right contains the basic subscription privilege and the over-subscription privilege.

Q:	What is the basic subscription privilege?

A:	The basic subscription privilege of each subscription right entitles you to purchase one share of our common stock at the subscription price of $18.00 per share.

Q:	What is the over-subscription privilege?

A:	The over-subscription privilege of each subscription right entitles each holder, other than the Apollo Stockholders, who fully exercises his basic subscription privilege, to subscribe for additional shares of our common stock at the same subscription price per share on a pro rata basis if any shares are not purchased by other holders of subscription rights under their basic subscription privileges as of the expiration date. “Pro rata” means in proportion to the number of shares of our common stock that you and the other subscription rights holders have purchased by exercising your basic subscription privileges on your common stock holdings.

Q:	If I am a resident of California, may I exercise my subscription rights?

A:	Although we have filed an application with the Department of Corporations of the State of California in order to permit us to accept subscriptions from residents of the State of California, the Department of Corporations has not approved our application. Unless our application is approved prior to the expiration of the rights offering, we will not be permitted to accept subscriptions from residents of the State of California and the residents of the State of California will not be permitted to purchase shares in the rights offering. If our application is not approved prior to the expiration of the rights offering, any shares of our common stock for which rights distributed to the residents of California may have been exercised, had we obtained such approval, shall be included among the shares available for sale to non-California residents who have exercised their over-subscription privileges.

Q:	Can the Apollo Stockholders exercise their over-subscription privilege?

A:	No, unless shares remain eligible for sale in this offering after satisfying all over-subscription privileges exercised by our other stockholders. The Apollo Stockholders have waived their over-subscription privilege in the rights offering to the extent exercised by our other stockholders. The Apollo Stockholders have agreed to purchase, at the subscription price in the rights offering, such number of shares of our non-voting common stock equal to the number of shares of common stock not subscribed for by other stockholders in the rights offering up to an amount that will ensure that the aggregate proceeds from this rights offering are sufficient to redeem our outstanding Series A Preferred Stock (excluding accrued but unpaid dividends, which will be paid at the time of the redemption from existing cash on hand), which will be redeemed from the proceeds of this rights offering.

Q:	What if there are an insufficient number of shares to satisfy the over-subscription requests?

A:	If there are an insufficient number of shares of our common stock available to fully satisfy the over-subscription requests of rights holders, subscription rights holders who exercised their over-subscription privilege will receive the available shares pro rata based on the number of shares each subscription rights holder subscribed for under the basic subscription privilege. Any excess subscription payments will be returned, without interest or deduction, promptly after the expiration of the rights offering.

Q:	Why are we engaging in a rights offering?

A:	The rights offering is being made to raise equity capital in a cost-effective manner in order to redeem our Series A Preferred Stock. The redemption of all outstanding shares of our Series A Preferred Stock is a condition to the consummation of the MSV Exchange Transactions. Any additional proceeds raised in this offering will be used for general corporate purposes.

Q:	What happens if I choose not to exercise my subscription rights?

A:	You will retain your current number of shares of common stock even if you do not exercise your subscription rights. However, if you do not exercise your basic subscription privileges, the percentage of our common stock that you own will decrease, and your voting and other rights will be diluted to the extent that other stockholders exercise their basic and over-subscription rights.

Q:	Can the board of directors cancel the rights offering?

A:	Yes. Our board of directors may decide to cancel the rights offering at any time prior to the expiration of the rights offering for any reason. If we cancel the rights offering, any money received from subscribing stockholders will be refunded promptly, without interest or deduction. See “The Rights Offering—Cancellation Rights.”

Q:	May I transfer my rights if I do not want to purchase any shares?

A:	No. Should you choose not to exercise your rights, you may not sell, give away or otherwise transfer your rights. However, rights will be transferable to affiliates of the recipient and by operation of law, for example, upon death of the recipient.

Q:	When will the rights offering expire?

A:	The subscription rights will expire, if not exercised, at 8:00 p.m., New York City time, on July 20, 2006, unless we decide to extend the rights offering until some later time. See “The Rights Offering—Expiration of the Rights Offering and Extensions, Amendments and Termination.” The subscription agent must actually receive all required documents and payments before that time and date. There is no maximum duration for the rights offering.

Q:	How do I exercise my subscription rights?

A:	You may exercise your subscription rights by properly completing and signing your subscription rights certificate. Your subscription rights certificate, together with full payment of the subscription price, must be received by the subscription agent on or prior to the expiration date of the rights offering. If you use the mail, we recommend that you use insured, registered mail, return receipt requested. If you cannot deliver your subscription rights certificate to the subscription agent on time, you may follow the guaranteed delivery procedures described under “The Rights Offering—Guaranteed Delivery Procedures.”

Q:	What should I do if I want to participate in the rights offering but my shares are held in the name of my broker, custodian bank or other nominee?

A:	If you hold shares of our common stock through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your rights, you will need to have your broker, custodian bank or other nominee act for you. To indicate your decision, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owner Election Form.” You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. You should contact your broker, custodian bank or other nominee if you believe you are entitled to participate in the rights offering but you have not received this form.

Q:	What should I do if I want to participate in the rights offering, but I am a stockholder with a foreign address or a stockholder with an APO or FPO address?

A:	The subscription agent will not mail subscription rights certificates to you if you are a stockholder of record as of the rights offering record date with an address outside the United States or with an Army Post Office or a Fleet Post Office address. To exercise your subscription rights, you must notify the subscription agent on or prior to 11:00 a.m., New York City time, on July 17, 2006 and establish to the satisfaction of the subscription agent that you are permitted to exercise your subscription rights under applicable law. In addition, you must take all other steps that are necessary to exercise your subscription rights, on or prior to the date required for participation in the rights offering. If you do not follow these procedures prior to the expiration of the rights offering, your rights will expire.

Q:	Will I be charged a sales commission or a fee if I exercise my subscription rights?

A:	We will not charge a brokerage commission or a fee to rights holders for exercising their subscription rights. However, if you exercise your subscription rights through a broker or nominee, you will be responsible for any fees charged by your broker or nominee.

Q:	Are there any conditions to my right to exercise my subscription rights?

A:	Yes. The rights offering is subject to certain limited conditions. Please see “The Rights Offering—Conditions to the Rights Offering.”

Q:	What is the board of directors recommendation regarding the rights offering?

A:	Neither we, nor our board of directors nor their financial advisor is making any recommendation as to whether or not you should exercise your subscription rights. You are urged to make your decision based on your own assessment of the rights offering and after considering all of the information herein, including the “Risk Factors” section of this document. You should not view the Apollo Stockholders’ agreement to purchase any shares not subscribed for by other stockholders in this rights offering as a recommendation or other indication that the exercise of your subscription rights is in your best interests.

Q:	How was the $18.00 per share subscription price established?

A:	The subscription price per share was established by our board of directors after consideration of a variety of factors, including advice from a financial advisor. The subscription price is reflected in our agreement dated May 6, 2006 with the Apollo Stockholders whereby the Apollo Stockholders agreed to purchase, at the subscription price in the rights offering, such number of shares of our non-voting common stock equal to the number of shares of common stock not subscribed for by other stockholders in the rights offering up to an amount that will ensure that the aggregate proceeds from this rights offering are sufficient to redeem our outstanding Series A Preferred Stock (excluding accrued but unpaid dividends, which will be paid at the time of the redemption from existing cash on hand), which will be redeemed from the proceeds of this rights offering.

Q:	Is exercising my subscription rights risky?

A:	The exercise of your subscription rights involves risks. Exercising your rights means buying additional shares of our common stock and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described under the heading “Risk Factors,” beginning on page 13.

Q:	Am I required to subscribe in the rights offering?

A:	No.

Q:	How many shares will be outstanding after the rights offering?

A:	The number of shares of common stock that will be outstanding immediately after the completion of the rights offering will be 24,799,077 shares. Following the consummation of both the rights offering and the initial closing of the MSV Exchange Transactions, we will have 64,395,509 shares of common stock outstanding (83,250,653 shares upon the final closing of the MSV Exchange Transactions, assuming the final closing occurs within five years of the initial closing).

Q:	How will the rights offering affect the Apollo Stockholders’ ownership of our common stock?

A:	If no rights holder exercises its rights in the rights offering, the Apollo Stockholders will, as a result of their agreements to purchase any shares not subscribed for by other stockholders in this rights offering, beneficially own approximately 71% of our outstanding common stock (27% upon the initial closing of the MSV Exchange Transactions and 21% upon the final closing of the MSV Exchange Transactions, assuming the final closing occurs within five years of the initial closing). If all rights holders, including the Apollo Stockholders, fully exercise their basic subscription privilege, then the Apollo Stockholders will beneficially own approximately 60% of our outstanding common stock (23% upon the initial closing of the MSV Exchange Transactions and 18% upon the final closing of the MSV Exchange Transactions, assuming the final closing occurs within five years of the initial closing). Although the Apollo Stockholders have basic, but not over-subscription (unless shares remain eligible for sale in this offering after satisfying all over-subscription privileges exercised by our other stockholders), privileges in the rights offering, they have not indicated whether they will exercise such subscription rights. If the Apollo Stockholders do not exercise their basic subscription rights in the rights offering, the Apollo Stockholders will beneficially own approximately 44% of our outstanding common stock (17% upon the initial closing of the MSV Exchange Transactions and 13% upon the final closing of the MSV Exchange Transactions, assuming the final closing occurs within five years of the initial closing). However, the Apollo Stockholders have agreed that so long as certain shares of our common stock purchased by them in a prior tender offer are held by them or any of their affiliates, the Apollo Stockholders and their affiliates will cause all such shares held by them, which would otherwise entitle the Apollo Stockholders and their affiliates, collectively, to cast more than 29.9% of voting power of our outstanding capital stock, to be voted pro rata with all other votes cast by holders of common stock.

Q:	After I exercise my rights, can I change my mind and cancel my purchase?

A:	No. Once you send in your subscription rights certificate and payment you cannot revoke the exercise of your subscription rights, even if you later learn information about us that you consider to be unfavorable and even if the market price of our common stock is below the $18.00 per share subscription price. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at a price of $18.00 per share. Subscription rights not exercised prior to the expiration of the rights offering will have no value. See “The Rights Offering—No Revocation.”

Q:	What are the United States Federal income tax consequences of exercising my subscription rights?

A:	A holder should not recognize income or loss for United States Federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. You should consult your tax advisor as to the particular consequences to you of the rights offering. See “Material United States Federal Income Tax Consequences.”

Q:	If the rights offering is not completed, will my subscription payment be refunded to me?

A:	Yes. The subscription agent will hold all funds it receives in escrow until completion of the rights offering. If the rights offering is not completed, the subscription agent will return promptly, without interest, all subscription payments.

Q:	If I exercise my subscription rights, when will I receive shares of common stock purchased in the rights offering?

A:	We will deliver to the recordholders who purchase shares in the rights offering certificates representing the shares of our common stock purchased as soon as practicable after the expiration date of the rights offering and after all pro rata allocations and adjustments have been completed. We will not be able to calculate the number of shares to be issued to each exercising holder until 5:00 p.m., New York City time, on the third business day after the expiration date of the rights offering, which is the latest time by which subscription rights certificates may be delivered to the subscription agent under the guaranteed delivery procedures described under “The Rights Offering—Guaranteed Delivery Procedures.”

Q:	Who is the subscription agent for the rights offering?

A:	The subscription agent is American Stock Transfer & Trust Company. The address for delivery to the subscription agent is as follows:

By Mail or Overnight Courier:	By Hand:

American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219	American Stock Transfer & Trust Company Attn: Reorganization Department 59 Maiden Lane New York, NY 10038

Your delivery to an address or other than by the methods set forth above will not constitute valid delivery.

Q:	What should I do if I have other questions?

A:	If you have questions or need assistance, please contact Morrow & Co., Inc., the information agent, at: (800) 607-0088.

Banks and brokerage firms please call (203) 658-9400.

For a more complete description of the rights offering, see “The Rights Offering” beginning on page 47.

RISK FACTORS

You should carefully consider the risks described below in evaluating our common stock. The risks and uncertainties described below are not the only ones we and our principal business, the MSV Joint Venture, face. Additional risks and uncertainties not presently known to us may also impair our operations and business, and in particular the MSV Joint Venture. If neither we nor the MSV Joint Venture successfully address any of the risks described below, there could be a material adverse effect on our financial condition, operating results and business, and the trading price of our common stock may decline. We can provide no assurance that either we or the MSV Joint Venture will successfully address these risks.

Risks Associated with the MSV Joint Venture’s Next Generation Business Plan

The MSV Joint Venture needs substantial further financing to develop and construct its next generation integrated network, but such financing might not be available.

The MSV Joint Venture has estimated that the total cost to develop and construct the two satellite components of its integrated network in the United States and Canada, including the costs of the satellites, their launch, launch insurance and associated ground segment will be approximately $1.1 billion. This estimate does not include approximately $250 million to construct a spare satellite that would not be launched (“ground spare”) but is required by its FCC authorization.

In addition, the MSV Joint Venture will require significant funds to construct the terrestrial component of its network. The MSV Joint Venture has stated that it plans to pursue a top 50 market terrestrial footprint and expects that each market could require between $20 million and $60 million to establish terrestrial coverage. The MSV Joint Venture has estimated that the total cost to deploy the terrestrial portion of the network could range between $500 million and $2.6 billion, depending on the choice of air interface technology, the number of markets deployed, the scope of the terrestrial build within each market and the targeted service offering.

The MSV Joint Venture’s costs could be greater than its current estimates. For example, if the MSV Joint Venture elects to defer payments under its satellite construction contract, and/or if it exercises certain options to buy additional satellites or other equipment or services, its costs for the satellite component of its network will increase, possibly significantly. The cost to build the terrestrial component of its network could be greater, perhaps significantly, than the MSV Joint Venture’s current estimates, depending on changing costs of supplies, market conditions, and other factors over which we and/or the MSV Joint Venture will have no control.

The MSV Joint Venture’s projections assume that a portion of the remaining costs associated with constructing the satellite and terrestrial components of its next generation integrated network will be borne in part by one or more technology and strategic partners. If the MSV Joint Venture is not able to enter into agreements with third parties to cover such costs, or if such funding sources are not able to cover such costs, the MSV Joint Venture’s funding requirements will be significantly greater than the MSV Joint Venture currently anticipates. The MSV Joint Venture has not yet entered into any such agreements, and we can provide no assurance if and when it will enter into such agreements.

In addition to financing from technology and strategic partners, the MSV Joint Venture has stated that it plans to raise future funds by selling debt and equity securities, and by obtaining loans or other credit lines from banks or other financial institutions. The type, timing and terms of financing it may select will depend upon its cash needs, the availability of other financing sources, the prevailing conditions in the financial markets and the restrictions contained in any future indebtedness. We can provide no assurance that the MSV Joint Venture will be able to find any such sources at any given time on favorable terms, if at all. If the MSV Joint Venture fails to obtain any necessary financing on a timely basis, then each of the following could occur:

•	the MSV Joint Venture’s satellite construction, launch, or other events necessary to conduct their business could be materially delayed, or their costs could materially increase;

•	the MSV Joint Venture could default on its commitments to its satellite construction or launch contractors, creditors or other third parties, leading to termination of construction or inability to launch their satellites; and

•	the MSV Joint Venture may not be able to launch its next generation integrated network as planned and may have to discontinue operations or seek a purchaser for its business or assets. As a result of these factors, the MSV Joint Venture could lose its FCC or Industry Canada licenses or its international rights if it fails to achieve required performance milestones.

If the MSV Joint Venture is successful in raising additional financing, it has stated that it anticipates that a significant portion of future financing will consist of debt securities. As a result, the MSV Joint Venture will become more highly leveraged. If additional funds are raised through the incurrence of indebtedness, the MSV Joint Venture may incur significant interest charges and become subject to various restrictions and covenants that could limit its ability to respond to market conditions, provide for unanticipated capital investments or take advantage of business opportunities.

The MSV Joint Venture’s available cash and access to additional capital may be limited by its substantial leverage, which could restrict its ability to grow its business.

The MSV Joint Venture has a substantial amount of indebtedness outstanding. As of March 31, 2006, the MSV Joint Venture had total consolidated outstanding indebtedness of approximately $437.1 million. The MSV Joint Venture will need to incur substantial additional debt from time to time for a variety of purposes. Its outstanding debt could have important consequences for its business, including:

•	a high degree of debt will make the MSV Joint Venture more vulnerable to a downturn in its business, its industry or the economy in general as a significant percentage of its cash flow from operations may be required to make payments on its indebtedness, making it more difficult to react to changes in its business or market or industry conditions;

•	a substantial portion of the MSV Joint Venture’s future cash flow from operations may be required to be dedicated to the payment of principal and interest on indebtedness, thereby reducing the funds available for other purposes, including the growth of its business; and

•	the ability of the MSV Joint Venture to obtain additional financing may be constrained due to its existing level of debt.

If the MSV Joint Venture is unable to generate sufficient cash flow or is otherwise unable to obtain the funds required to meet payment of principal and interest on its indebtedness, or it the MSV Joint Venture otherwise fails to comply with the various covenants in the instruments governing its indebtedness, the MSV Joint Venture could default under the terms of those instruments. In the event of a default, a holder of the indebtedness could elect to declare all the funds borrowed under those instruments to be due and payable together with accrued and unpaid interest and the MSV Joint Venture could be forced into bankruptcy or liquidation. Any of the foregoing consequences could have a material adverse effect on the MSV Joint Venture and its results of operations and financial condition.

The market for the MSV Joint Venture’s service is new and unproven and the success of the MSV Joint Venture’s next generation business will depend on market acceptance.

Other than satellite radio, we are not aware of any integrated (i.e., combined satellite and terrestrial) wireless service in commercial operation. Neither the MSV Joint Venture, nor any other company, has developed a next generation integrated network. The MSV Joint Venture’s business plan contemplates that a significant portion of its revenues will be derived from strategic partners. To date, the MSV Joint Venture has not entered into any strategic partnerships with respect to distribution of its next generation integrated network. As a result, the MSV Joint Venture can only estimate the potential demand for such services and the degree to which it will meet that demand. Furthermore, there may not be sufficient demand to enable the MSV Joint Venture, or additional costs that do not allow the MSV Joint Venture, to earn sufficient revenues, achieve sufficient cash flow or record a profit. Among other things, end user acceptance of the MSV Joint Venture’s next generation integrated service will depend upon:

•	whether the MSV Joint Venture provides integrated wireless services consistent with market demand;

•	the relative attractiveness of its service offerings to its anticipated partners;

•	the cost and availability of user equipment whose form factor is little different from standard wireless devices, but incorporates the new technology required to operate on the MSV Joint Venture’s network;

•	federal, state, local and international regulations affecting the operation of satellite networks and wireless systems;

•	whether competitors develop new and alternative next generation technologies; and

•	general and local economic conditions.

The MSV Joint Venture has made, and expects to continue to make, significant capital investments to generate demand for its services. Accordingly, any material miscalculation with respect to its operating strategy or business plan will harm the MSV Joint Venture’s business.

The MSV Joint Venture will depend on one or more third parties to incorporate its technology into their consumer offerings, and such third parties may not be successful or effective in their use of the MSV Joint Venture’s technology.

The MSV Joint Venture has adopted a wholesale “carrier’s carrier” business model and does not have plans to manufacture or sell end-user devices to consumers. The success of its network will depend on partnerships with third parties that incorporate its technology into their service and product offerings. In particular, the MSV Joint Venture will not produce transparent wireless handsets for sale to wireless consumers but instead will need to identify and work with its partners and customers to apply its technology to standard wireless handsets and devices that such third parties in turn market. If its partners are not successful in incorporating its technology or marketing devices compatible with its network, the MSV Joint Venture’s revenues would be less than expected, and its business would suffer.

The MSV Joint Venture will depend on one or more third party contractors to construct the terrestrial base station component of its next generation integrated network.

The MSV Joint Venture currently plans to contract with one or more third parties to construct the terrestrial component of its next generation integrated network. The MSV Joint Venture’s success in implementing its next generation integrated network and in penetrating its targeted vertical markets will depend, to a large extent, on the efforts of these third party contractors. The development and rollout of the terrestrial network by these third parties may be subject to unforeseen delays, cost overruns, regulatory changes, engineering and technological changes and other factors, some of which may be outside of the control of both MSV Joint Venture and us. If the MSV Joint Venture is not able to enter into contracting relationships and construct the terrestrial component of its next generation integrated network, it may not be able to implement its business plan.

Failure to develop and supply terminals to customers in a timely manner will delay the MSV Joint Venture’s revenues.

The MSV Joint Venture will rely on third party manufacturers and their distributors to manufacture and distribute transparent devices. Transparent devices are not yet available, and the MSV Joint Venture and third party vendors may be unable to develop and produce enough affordable transparent devices in a timely manner to permit the widespread introduction of its service. If the MSV Joint Venture, its customers and its manufacturers fail to develop devices that are completely transparent for timely commercial sale at affordable prices, the launch of its next generation service would be delayed, its revenues would be less than expected, and its business will suffer.

The MSV Joint Venture’s integrated wireless network will depend on the development and integration of complex technologies in a satellite configuration that might not work.

The MSV Joint Venture’s next generation integrated network will require new applications of existing technology, complex integration of different technologies and the development of new technologies. The MSV Joint Venture will have to integrate a number of sophisticated satellite and other wireless technologies that typically have not been integrated in the past, and some of which are not yet fully developed, before it can begin offering its next generation service. In order for the MSV Joint Venture’s service to be received by traditional consumer devices, additional components and software will need to be added to such devices to adjust for the L-band frequencies as well as satellite communications. Although the MSV Joint Venture intends to test the components of its next generation integrated network, it cannot ultimately confirm the ability of the system to function until it has actually deployed a substantial portion of their next generation integrated network. For example, the MSV Joint Venture’s ground-based beam formation capabilities and the size of the reflectors on its next generation satellites cannot be fully tested until its next generation satellites are launched. Hardware or software errors in space or on the ground may limit or delay its next generation service, and therefore reduce anticipated revenues and the viability of its services. There could also be delays in the planned development, integration and operation of the components of the MSV Joint Venture’s next generation integrated network. If the technological integration of the MSV Joint Venture’s next generation integrated network is not completed in a timely and effective manner, its business would be harmed.

In the MSV Joint Venture’s next generation integrated network, it will seek to develop and deploy network management techniques so that mobile devices used on its network will be able to seamlessly transition between satellite mode and terrestrial mode. The MSV Joint Venture has stated that it intends to develop such techniques primarily by adapting existing techniques used in PCS/cellular systems and digital/analog systems. However, such techniques have not been deployed before in a combined satellite/terrestrial system, and there can be no assurances that the MSV Joint Venture will be successful in developing such techniques or deploying them in its next generation integrated network in a cost effective or timely manner. If the MSV Joint Venture is not able to develop or deploy such techniques, mobile devices used on its network may not be able to seamlessly transition between satellite and terrestrial modes, and this may make the MSV Joint Venture’s next generation integrated network less attractive to potential partners and end-user customers.

The MSV Joint Venture’s next generation satellites are subject to possible construction and delivery delays, the occurrence of which could materially and adversely affect its business.

The MSV Joint Venture’s next generation satellites are subject to possible construction and delivery delays. The manufacture of such satellites is technically complex, and delays could result from a variety of causes, including failure of third-party vendors to perform as anticipated and changes in the technical specifications of the satellite. There can be no assurance that delivery of its next generation satellites will be timely, which may hinder the introduction of the MSV Joint Venture’s planned next generation integrated network. Any delay could also make it more difficult for it to secure desired distribution partnerships.

During any period of delay, the MSV Joint Venture would continue to have significant cash requirements that could materially increase the aggregate amount of funding it needs. The MSV Joint Venture may not be able to obtain additional financing on favorable terms, or at all, during periods of delay. A delay could also require rescheduling of the anticipated launch date, and another launch slot may not be available within a reasonable period of time. In addition, a delay in satellite system operations could also result in revocation of the MSV Joint Venture’s frequency and orbital slot authorizations and its international rights.

The MSV Joint Venture’s satellites could be damaged or destroyed during launch or deployment, fail to achieve their designated orbital location after launch or experience significant launch delays.

A percentage of satellites never become operational because of, among other factors, launch failure, satellite destruction or damage during launch, improper orbital placement and/or the failure of antennas to fully deploy. Launch failure rates vary depending on the particular launch vehicle and contractor. Even launch vehicles with good track records experience some launch failures, and there can be no assurance that the MSV Joint Venture will be able to launch its satellites on vehicles with higher success rates. If one or more launches or deployments fail, the MSV Joint Venture will suffer significant delays that will be damaging to its business, the MSV Joint Venture will incur significant additional costs associated with the failed launches, and its revenue generating activities will be delayed. We cannot provide any assurance that the MSV Joint Venture’s satellite launches or deployments will be successful. The deployment of large antennas, such as the antennas on its next generation satellites, which are larger than most commercial satellites, pose additional risks during deployment. Even if launched into orbit, a satellite may fail to enter into its designated orbital location, or the MSV Joint Venture may use more fuel than planned to place a satellite into its orbital location and, as a result, may reduce the overall useful life of the satellite.

Satellites have a limited useful life and premature failure of the MSV Joint Venture’s satellites could damage its business.

During and after their launch, all satellites are subject to equipment failures, malfunctions and other problems. If one of the MSV Joint Venture’s satellites were to fail prematurely, it likely would affect the quality of its service, substantially delay the commencement or interrupt the continuation of its service and harm the MSV Joint Venture’s business and could impact its licenses. This harm to the MSV Joint Venture’s business would continue until it either extended service to their customers on another satellite or built and launched additional satellites. Each of the MSV Joint Venture’s MSAT-1 and MSAT-2 satellites has in the past experienced malfunctions and neither operates at full capacity. The MSV Joint Venture’s satellites could experience future malfunctions at any time, which could damage their ability to serve its customers, harm the MSV Joint Venture’s reputation in the marketplace, reduce the expected useful life of the satellites and possibly adversely affect its government approvals. There can be no assurance that the MSV Joint Venture’s existing satellites will remain operational until such time as it launches its next generation satellites. Any gap could have a material adverse effect on its business and could result in the loss of licenses.

The MSV Joint Venture’s ability to generate revenue depends on the lives of its existing and next generation satellites. Each satellite has a limited useful life. A number of factors could decrease the useful lives of the MSV Joint Venture’s satellites to less than what is currently expected, including, without limitation:

•	defects in construction;

•	faster than expected degradation of solar panels;

•	durability of component parts;

•	loss of fuel on board;

•	higher than anticipated use of fuel to maintain the satellite’s orbital location or higher than anticipated use of fuel during orbit raising following launch;

•	random failure of satellite components that are not protected by back-up units;

•	electromagnetic storms; and

•	collisions with other objects in space.

Damage to the MSV Joint Venture’s satellites may not be fully covered by insurance.

The MSV Joint Venture intends to purchase launch and in-orbit insurance policies for its next generation satellites from global space insurance underwriters. If certain material adverse changes in market conditions for full in-orbit insurance were to make it commercially unreasonable for the MSV Joint Venture to maintain full in-orbit insurance, the MSV Joint Venture could forego such insurance. Other adverse changes in insurance market conditions may substantially increase the premiums the MSV Joint Venture will have to pay for such insurance or may preclude the MSV Joint Venture from fully insuring its loss. If the launch of its next generation satellite system is a total or partial failure, the MSV Joint Venture’s insurance may not fully cover its losses, and these failures may also cause insurers to include additional exclusions in the MSV Joint Venture’s insurance policies when they come up for renewal. There can be no assurance that additional financing will be available to construct, launch and insure a replacement satellite or, if available, will be available on terms favorable to the MSV Joint Venture. The MSV Joint Venture does not expect to buy insurance to cover, and would not have protection against, business interruption, loss of business or similar losses. Also, any insurance the MSV Joint Venture obtains will likely contain certain customary exclusions and material change conditions that would limit its coverage. The MSV Joint Venture does not have insurance with respect to its existing satellites.

Delays in deployment of the MSV Joint Venture’s terrestrial network due to limited tower availability, local zoning approvals or adequate telecommunications transport capacity would delay its revenues.

The MSV Joint Venture’s business strategy includes the deployment of a terrestrial network. Tower sites and authorizations in some desirable areas may be very costly and time intensive to obtain. If the MSV Joint Venture is unable to obtain tower space, local zoning approvals or adequate telecommunications transport capacity to develop its network in a timely fashion, the launch of its next generation integrated network would be delayed, the MSV Joint Venture’s revenues would be less than expected and its business would suffer.

The MSV Joint Venture’s planned terrestrial network or other ground facilities could be damaged by natural catastrophes or man-made disasters.

Since the MSV Joint Venture’s planned terrestrial network will be attached to buildings, towers and other structures around the country, an earthquake, tornado, flood or other catastrophic event or other man-made disaster or vandalism could damage its network, interrupt its service and harm its business in the affected area. The MSV Joint Venture will not have replacement or redundant facilities that can be used to assume the functions of its terrestrial network in the event of a catastrophic event. Any damage to its terrestrial network would likely result in degradation of its service for some subscribers and could result in complete loss of service in some affected areas. Temporary disruptions could also damage the MSV Joint Venture’s reputation and the demand for its services.

The MSV Joint Venture may be unable to achieve its business and financial objectives because the communications industry is highly competitive.

In seeking market acceptance for its next generation services, the MSV Joint Venture will encounter competition from many sources, including:

•	existing satellite services from other operators;

•	conventional terrestrial wireless services;

•	traditional wireline voice and high-speed data offerings;

•	terrestrial land-mobile and fixed services; and

•	next generation integrated services that may be offered in the future by other networks operating in the S-band, L-band or Big Low Earth Orbiting (“LEO”) band.

The communications industry includes major domestic and international companies, many of which have financial, technical, marketing, sales, distribution and other resources substantially greater than the MSV Joint Venture does and which provide a wider range of services than will be provided by the MSV Joint Venture. While the MSV Joint Venture has stated that it believes its services will be complementary to terrestrial wireless services, the MSV Joint Venture may be adversely affected by competition from companies that provide services using existing wireless technologies.

The MSV Joint Venture may also face competition from companies using new technologies and new integrated networks in the future. For instance, the FCC has authorized ICO and TMI to use radio frequencies for mobile satellite services within the S-band. TMI has agreed to transfer its S-band authorizations to TerreStar. Although these potential competitors currently have no operations in this band, they are planning to launch integrated networks similar to those envisioned by the MSV Joint Venture. Through the MSV Joint Venture’s subsidiary, ATC Technologies LLC, the MSV Joint Venture has also granted TerreStar a license to use its intellectual property for the development of its network. TMI/TerreStar have announced plans to launch an S-band satellite in 2007, in advance of the launches of the MSV Joint Venture’s satellites. Failure to offer next generation integrated services that compete effectively with potential competitors such as TMI/TerreStar would have an adverse impact on the MSV Joint Venture’s revenues, profitability and liquidity. The MSV Joint Venture will also face competition with respect to entering into strategic partnerships.

The MSV Joint Venture and its partners must continue to identify, develop and market innovative products or enhance existing products on a timely basis to maintain its profit margins and its competitive position.

The MSV Joint Venture’s future growth may depend on its ability to gauge the direction of commercial and technological progress in key markets and on its ability to fund and successfully develop and market products in its markets. The MSV Joint Venture’s competitors may have access to technologies not available to the MSV Joint Venture, which may enable them to provide communications services of greater interest to end users, or at a more competitive cost. The MSV Joint Venture may not be able to develop new products or technology, either alone or with third parties, or license any additional necessary intellectual property rights from third parties on a commercially competitive basis. The satellite and wireless industries are both characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations and evolving industry standards. If the MSV Joint Venture or its partners are unable to keep pace with these changes, its business may be unsuccessful. Products using new technologies, or emerging industry standards, could make the MSV Joint Venture’s technologies obsolete. If the MSV Joint Venture or its partners fail to keep pace with the evolving technological innovations in its markets on a competitive basis, its financial condition and results of operation could be adversely affected.

An economic downturn in the United States and Canada or changes in consumer spending could negatively affect the MSV Joint Venture’s results of operations.

The MSV Joint Venture expects that the primary customer base for its next generation integrated network will be composed of the customers of its distribution partners and customers within certain vertical markets (for example, public safety, fleet management and consumer telematics). In the event that the United States and Canada experience an economic downturn and spending by end customers drops, the MSV Joint Venture’s business may be negatively affected.

Demand for the services the MSV Joint Venture plans to offer may not grow or be accepted generally, or in particular geographic markets, for particular types of services, or during particular time periods. A lack of demand could adversely affect its ability to sell its services, enter into strategic partnerships or develop and successfully market new services. In addition, demand patterns shift over time, and consumer preferences may not favor the services the MSV Joint Venture plans to offer.

The MSV Joint Venture may not be able to protect its proprietary information and intellectual property rights, which could limit the growth of its business and impact its ability to compete.

As of May 1, 2006, the MSV Joint Venture has filed more than 100 patent applications (each application being filed in the United States and in several countries abroad), acquired 13 patents and two pending patent applications from Celsat related to the provision of next generation integrated network services, and have been issued 9 patents covering the fundamental principles of its next generation integrated technology. There is no assurance that the patents for which the MSV Joint Venture has applied will be issued or, if issued, will be sufficient to fully protect its technology. In addition, there can be no assurance that any patents issued or licensed to the MSV Joint Venture will not be challenged, invalidated or circumvented. Litigation to defend and enforce their intellectual property rights could result in substantial costs and diversion of resources and could have a material adverse effect on its financial condition and results of operations, regardless of the final outcome of such litigation. Despite the MSV Joint Venture’s efforts to safeguard and maintain its proprietary rights, there can be no assurance that the MSV Joint Venture will be successful in doing so or that its competitors will not independently develop or patent technologies equivalent or superior to the MSV Joint Venture’s technologies. The MSV Joint Venture has stated that it believes that third parties may infringe upon its intellectual property now and in the future.

The MSV Joint Venture also relies upon unpatented proprietary technology and other trade secrets. While it is the MSV Joint Venture’s policy to enter into confidentiality agreements with its employees and third parties to protect its proprietary expertise and other trade secrets, these agreements may not be enforceable, or, even if legally enforceable, the MSV Joint Venture may not have adequate remedies for breaches of such agreements. The failure of the MSV Joint Venture’s patents or confidentiality agreements to protect its proprietary technology or trade secrets could result in significantly lower revenues, reduced profit margins or loss of market share.

The MSV Joint Venture may be unable to determine when third parties are using its intellectual property rights without the MSV Joint Venture’s authorization. The undetected or unremedied use of the MSV Joint Venture’s intellectual property rights or the legitimate development or acquisition of intellectual property similar to the MSV Joint Venture’s by third parties could reduce or eliminate any competitive advantage it has as a result of its intellectual property, adversely affecting its financial condition and results of operations. If the MSV Joint Venture must take legal action to protect, defend or enforce its intellectual property rights, any suits or proceedings could result in significant costs and diversion of its resources and its management’s attention, and the MSV Joint Venture may not prevail in any such suits or proceedings. A failure to protect, defend or enforce the MSV Joint Venture’s intellectual property rights could have an adverse effect on its business, financial condition and results of operations.

Third parties may claim that the MSV Joint Venture’s products or services infringe its intellectual property rights, which may cause the MSV Joint Venture to pay unexpected litigation costs or damages, or prevent the MSV Joint Venture from making, using, or selling its products.

Other parties may have patents or pending patent applications relating to integrated wireless technology that may later mature into patents. Such parties may bring suit against the MSV Joint Venture for patent or other infringement of intellectual property rights. Although the MSV Joint Venture does not intend to, it may infringe on the intellectual property rights of others. If the MSV Joint Venture’s products or services are found to infringe or otherwise violate the intellectual property rights of others, the MSV Joint Venture may need to obtain licenses from those parties or substantially re-engineer its products or processes in order to avoid infringement. The MSV Joint Venture may not be able to obtain the necessary licenses on commercially reasonable terms, if at all, or be able to re-engineer its products successfully. Moreover, if the MSV Joint Venture is found by a court of law to infringe or otherwise violate the intellectual property rights of others, the MSV Joint Venture could be required to pay substantial damages or be enjoined from making, using, or selling the infringing products or technology. The MSV Joint Venture could also be enjoined from making, using, or selling the allegedly infringing products or technology, pending the final outcome of the suit.

The MSV Joint Venture’s business could be harmed if it cannot attract and retain key personnel.

The MSV Joint Venture’s success depends, in large part, upon the continuing contributions of its key technical, marketing, sales and management personnel. The MSV Joint Venture generally does not enter into employment agreements with its employees for fixed terms and does not maintain “key-man” insurance on any of its employees. The loss of the services of several key employees within a short period of time could harm the

MSV Joint Venture’s business and its future prospects. The MSV Joint Venture’s future success will also depend on its ability to attract and retain additional management and technical personnel required in connection with the growth and development of its business. Competition for such personnel is intense, and if the MSV Joint Venture fails to retain or attract such personnel its business could suffer. The MSV Joint Venture has entered into arrangements with certain executives which provide for payments upon a change of control, as defined in those agreements. The MSV Joint Venture’s Chief Executive Officer has such an agreement that currently would provide payments to him if he chooses to leave the Company for any reason.

Regulatory Risks Associated with the MSV Joint Venture

The MSV Joint Venture may not be able to coordinate successfully with other L-band satellite system operators to access and use the full approximately 30 MHz of L-band spectrum.

The MSV Joint Venture is required to coordinate the use of its satellites as part of the satellite registration process of the International Telecommunication Union (“ITU”). With respect to the primary frequencies used by commercial GEOs, the ITU rules grant rights to member states (which are the national governments party to the ITU treaty) on a “first-in-time, first-in-right” basis and set forth a process for protecting earlier-registered satellite systems from interference from later-registered satellite systems. To comply with these rules, the MSV Joint Venture must coordinate the operation of its satellites with other satellites. The coordination process may require the MSV Joint Venture to modify its proposed coverage areas, or satellite design or transmission plans, in order to eliminate or minimize interference with other satellites or ground-based facilities. In addition, while the ITU’s rules require later-in-time systems to coordinate their operations with the MSV Joint Venture, the MSV Joint Venture cannot guarantee that other operators will conduct their operations so as to avoid transmitting any signals that would cause harmful interference to the signals that the MSV Joint Venture, or its customers, transmit.

Since the MSV Joint Venture’s system became operational in 1996, its spectrum access in North America has been governed by a multi-lateral agreement referred to as the Mexico City Memorandum of Understanding (“Mexico City MoU”) and by bilateral agreements. There are five national administrations, the United States, Canada, Mexico, Russia and the United Kingdom that are party to the Mexico City MoU. The MSV Joint Venture operates under the auspices of the United States and Canada. Accordingly, the MSV Joint Venture must coordinate with operators and their administrations to operate in the L-band and to reconfigure the L-band. Operators might not cooperate in these coordination procedures. Since 1999, there has been no new spectrum sharing agreement among the satellite system operators represented by the five administrations. The MSV Joint Venture has not completed coordination of its new satellites. International coordination could result in an increase or decrease in the amount of spectrum available to the MSV Joint Venture.

Moreover, the initial international frequency coordination of the MSV Joint Venture’s system was done for narrowband services and air interfaces. Newer broadband services and air interfaces can take advantage of larger blocks of contiguous spectrum. While some of the MSV Joint Venture’s L-band spectrum is already in sufficiently large contiguous blocks to permit the offering of such new formats, the MSV Joint Venture is engaged in negotiations with other operators to reconfigure the L-band spectrum to maximize and enhance the usability of such spectrum services. Other operators, however, could seek to delay such efforts to reconfigure the L-band to maximize and enhance the use of the band for the provision of new services, including ATC services. For example, Inmarsat recently announced its intention to pursue an MSS/ATC system in the L-band, yet Inmarsat has vigorously opposed the MSV Joint Venture’s ATC application. The failure to reconfigure the L-band into larger blocks of contiguous spectrum will prevent the MSV Joint Venture from maximizing the efficiency and capacity of its next generation integrated network.

Moreover, the MSV Joint Venture cannot guarantee that the ITU will not change its rules in the future in a way that could limit or preclude the MSV Joint Venture’s use of some or all of its existing or future orbital locations or frequencies.

The MSV Joint Venture may not be able to secure the return of certain spectrum it loaned to Inmarsat.

In 1999 and 2003, and consistent with the Mexico City MoU, the MSV Joint Venture loaned approximately 3 MHz of L-band spectrum to Inmarsat for its temporary use. The MSV Joint Venture has initiated steps with the FCC and Industry Canada to confirm its rights to the spectrum but there can be no guarantee that Inmarsat will comply with this effort. If the loaned spectrum is not returned before the deployment of the ATC network, there could be a negative impact on service levels and the numbers of users the MSV Joint Venture’s spectrum could support. As such, over time it could impact the MSV Joint Venture’s business plan.

The MSV Joint Venture service may cause or be subject to interference.

As a satellite provider, the MSV Joint Venture is required to provide its satellite and ATC service without causing harmful interference to most other spectrum users and the MSV Joint Venture must accept some interference from certain other spectrum users. While the MSV Joint Venture views this as remote, this requirement may potentially hinder the satellite portion of the operation of its system and may, in certain cases, subject its users to a degradation in service quality. Moreover, Inmarsat currently operates satellites that have not been coordinated with the MSV Joint Venture’s and, thus, may interfere with the MSV Joint Venture’s satellites. The MSV Joint Venture is working to minimize the risk of interference, but there is no guarantee it will be successful.

The ultimate resolution of pending FCC proceedings could materially affect the MSV Joint Venture’s ability to develop and offer ATC services and have a material adverse effect on the MSV Joint Venture’s next generation business plans.

Inmarsat has challenged two FCC orders that may impact the MSV Joint Venture’s ability to maximize the efficiency of its ATC in the L-band, including the November 2004 Application Approval which granted the MSV Joint Venture’s ATC license and the February 2005 Order establishing revised rules for ATC. Inmarsat has objected to the MSV Joint Venture’s pending 2005 application for a modified ATC license to take advantage of the new ATC rules. Inmarsat has consistently asked the FCC to impose technical restrictions on the MSV Joint Venture’s ATC service. These challenges remain pending at the FCC. If these challenges are decided unfavorably to the MSV Joint Venture, it may impede or preclude the MSV Joint Venture’s ability to deploy and operate its proposed next generation integrated network.

The MSV Joint Venture needs additional regulatory approvals before it can operate ATC.

The MSV Joint Venture has an application pending at the FCC to modify its ATC authorization to provide the MSV Joint Venture additional flexibility, including authority for ATC deployments based on Frequency Division Duplex (“FDD”) and Time Division Duplex (“TDD”) using OFDM and OFDMA air interfaces such as WiMax and Flash-OFDM. Inmarsat has challenged certain elements of the modification application, including the request for authority to deploy TDD-based air interfaces. In addition, the MSV Joint Venture will need further regulatory approvals before it can operate ATC, including a blanket license for its user terminals and FCC certification of its user terminals and base stations. The MSV Joint Venture will also need to construct a satellite as a ground spare or receive a waiver from the FCC of its ground spare requirement. The MSV Joint Venture has stated that it intends to request such a waiver based on its plan to use the MSV-1 and MSV-2 satellites as in-orbit spares for each other. Any difficulty in obtaining these approvals or such a waiver may delay the commencement of operation of the MSV Joint Venture’s new system. The MSV Joint Venture does not yet have authority from Industry Canada to operate an ATC in Canada. Neither we nor the MSV Joint Venture can provide any assurance if or when it will obtain any of these approvals.

A 2002 decision could be construed to limit a portion of the MSV Joint Venture’s operations to using no more than 20 MHz of L-band spectrum.

In a 2002 decision, the FCC granted the MSV Joint Venture’s subsidiary, Mobile Satellite Ventures Subsidiary LLC (“MSV Sub”), a license to use up to 20 MHz of L-band spectrum on MSAT-2. That decision also states that spectrum acquired under a future merger between Motient and TMI would be included within the

20 MHz limit. The MSV Joint Venture filed a petition for clarification and partial reconsideration of that decision because the MSV Joint Venture had already been established pursuant to an FCC order in 2001 that had authorized the MSV Joint Venture to use TMI’s spectrum without imposing such spectrum limitations. The MSV Joint Venture has coordinated less than 20 MHz of L-band spectrum for the United States satellites. The MSV Joint Venture believes that, even if it were limited to 20 MHz of spectrum on the United States satellites, it would continue to be able to use all the coordinated spectrum (approximately 30 MHz) on its Canadian satellite and on its integrated network, as well as up to 20 MHz of coordinated spectrum on the United States satellite. The MSV Joint Venture cannot be sure how or when the FCC will dispose of its petition, but subsequent FCC decisions suggest that spectrum licensed to the MSV Joint Venture’s Canadian affiliate, MSV Canada, is not included within the 20 MHz limit. If the FCC decides adversely to the MSV Joint Venture, its United States licensed L-band satellites (MSAT-2 and MSV-1) could be limited to a maximum of 20 MHz, which could reduce the MSV Joint Venture’s ability to offer certain new satellite services.

Failure to comply with FCC and Industry Canada rules and regulations could damage the MSV Joint Venture’s business.

FCC and Industry Canada rules and regulations, and the terms of the MSV Joint Venture’s satellite authorizations and the MSV Joint Venture’s ATC license from the FCC, require the MSV Joint Venture to meet certain conditions, such as satellite construction and launch milestones, maintenance of satellite coverage throughout all fifty states, Puerto Rico, and the United States Virgin Islands and the provision of an integrated service offering. Non-compliance by the MSV Joint Venture with these or other conditions, including other FCC or Industry Canada gating criteria, could result in fines, additional license conditions, license revocation, or other adverse FCC or Industry Canada actions.

If the supply of available mobile licensed spectrum increases, the value of the MSV Joint Venture’s spectrum assets may decrease.

The FCC or Industry Canada could allocate large amounts of additional mobile licensed spectrum that could be used to compete with the MSV Joint Venture, or that could decrease the perceived market value of the MSV Joint Venture’s wireless capacity. The FCC, for example, has scheduled an auction of 90 MHz of spectrum in the 1.7/2.1 GHz range for August 2006, and Industry Canada recently announced a spectrum auction for mobile wireless spectrum in Canada. Additional spectrum auctions may be scheduled in the future. In addition, incremental allocations of spectrum may make it easier for new competitors to enter the market, and could further diminish the value of the MSV Joint Venture’s spectrum assets.

Technical challenges or regulatory requirements may limit the attractiveness of the MSV Joint Venture’s spectrum for providing mobile services.

The MSV Joint Venture has stated that it believes its L-band spectrum with ATC capability will be attractive to potential partners if its spectrum is at least functionally equivalent to PCS/cellular spectrum. The FCC and Industry Canada require the MSV Joint Venture to provide substantial satellite service throughout the United States and Canada. This requirement may limit the availability of some of the MSV Joint Venture’s spectrum for terrestrial service in some markets at some times. In addition, the MSV Joint Venture must give priority and pre-emptive access to certain other users of the L-band, for example, for safety-related transmissions in the Global Maritime Distress and Safety System and the Aeronautical Mobile Satellite (Route) Service. PCS/cellular spectrum is not constrained by any such requirement. If the MSV Joint Venture is not able to develop technology that allows its partners to use its spectrum in a manner comparable to PCS/cellular operators, it may not be successful in entering into partnership arrangements.

The MSV Joint Venture’s ability to offer a primarily fixed service may be limited by the policies of the FCC.

The FCC has permitted the MSV Joint Venture to provide fixed services on a non-interference basis, which means that such operations are not permitted to cause interference to various other users of the band and are not permitted to claim protection from such other users. The FCC also has required the MSV Joint Venture fixed services to be offered on an “incidental or ancillary” basis, conditions which the FCC has not defined in this context.

The MSV Joint Venture may face difficulties in obtaining regulatory approvals for provision of telecommunications services and may face changes in regulation, each of which could adversely affect its operations.

The provision of telecommunications services is highly regulated. The MSV Joint Venture may be required to obtain additional approvals from national and local authorities in connection with the services that it currently provides or may wish to provide in the future, including in connection with services associated with the MSV Joint Venture’s next generation integrated network. As a provider of communications services in the United States and Canada, the MSV Joint Venture is subject to the regulatory authority of both the United States and Canada. Violations of laws or regulations may result in various sanctions including fines, loss of authorizations and the denial of applications for new authorizations or for the renewal of existing authorizations.

Moreover, the MSV Joint Venture may be required to obtain additional approvals from national and local regulatory authorities in connection with the services that it currently provides or wishes to provide in the future. From time to time, governmental entities may impose new conditions on the MSV Joint Venture’s authorizations which could have an effect on its ability to generate revenue and conduct its current and next generation business as currently planned. For example, from time to time, the United States Federal government has considered whether to impose fees on the use of frequencies such as the ones the MSV Joint Venture uses to provide its service. If the MSV Joint Venture is required to pay such fees, the MSV Joint Venture may be subject to substantially increased costs.

Export control and embargo laws may preclude the MSV Joint Venture from obtaining necessary satellites, parts or data or providing certain services in the future.

United States companies and companies located in the United States must comply with United States export control laws in connection with any information, products, or materials that they provide to the MSV Joint Venture relating to satellites, associated equipment and data and with the provision of related services. If these entities cannot or do not obtain the necessary export or re-export authorizations from the United States government, the MSV Joint Venture will be required to obtain such authorizations. It is possible that, in the future, they and the MSV Joint Venture may not be able to obtain and maintain the necessary authorizations, or existing authorizations could be revoked.

If the MSV Joint Venture’s manufacturers and the MSV Joint Venture cannot obtain and maintain the necessary authorizations, this failure could adversely affect the MSV Joint Venture’s ability to:

•	procure new United States-manufactured satellites;

•	control its existing satellites;

•	acquire launch services;

•	obtain insurance and pursue its rights under insurance policies; or

•	conduct its satellite-related operations.

In addition, if the MSV Joint Venture does not properly manage its internal compliance processes and violates United States export laws, the terms of an export authorization, or embargo laws, the violation could make it more difficult, or even impossible, to maintain or obtain licenses and could result in civil or criminal penalties.

The MSV Joint Venture’s contractual relationship with potential partners that may operate ATC facilities in the MSV Joint Venture’s next generation integrated network must comply with FCC and Industry Canada rules that require ATC to be integrated with the satellite service and require the MSV Joint Venture, as the license holder, to control ATC operations.

The MSV Joint Venture must ensure compliance with the ATC rules of the FCC and Industry Canada. This may require agreements with some partners that provide for a degree of control by the MSV Joint Venture in the operation of its business that may be difficult to negotiate.

In addition, the Communications Act and the FCC’s rules require the MSV Joint Venture to maintain legal as well as actual control over the spectrum for which it is licensed. The MSV Joint Venture’s ability to enter into partnering arrangements may be limited by the requirement that the MSV Joint Venture maintains de facto control of the spectrum for which it is licensed. If the MSV Joint Venture is found to have relinquished control without approval from the FCC, the MSV Joint Venture may be subject to fines, forfeitures, or revocation of its licenses.

Rules relating to Canadian ownership and control of the MSV Canada are subject to interpretation and change.

MSV Canada is subject to foreign ownership restrictions imposed by the Telecommunications Act (Canada) and the Radiocommunication Act (Canada) and regulations made pursuant to the these Acts. Although the MSV Joint Venture believes that MSV Canada is in compliance with the relevant legislation, there can be no assurance that a future determination by Industry Canada or the Canadian Radio-television and Telecommunications Commission, or events beyond its control, will not result in MSV Canada ceasing to comply with the relevant legislation. If such a development were to occur, the ability of MSV Canada to operate as a Canadian carrier under the Telecommunications Act (Canada) or to maintain, renew or secure its Industry Canada authorizations could be jeopardized and the MSV Joint Venture’s business could be materially adversely affected.

Risks Related to the Rights Offering

If you do not exercise your full basic subscription right, your percentage ownership and voting rights in us will be lower than it would have been in the absence of the rights offering.

If you choose not to exercise your basic subscription right in full, your relative ownership interest in us will be lower than it would have been in the absence of the rights offering to the extent others exercise their basic subscription and over-subscription rights. Your voting rights and percentage interest in any of our net earnings will also be lowered if you do not exercise your rights in full. The Apollo Stockholders have agreed to purchase, at the subscription price in the rights offering, such number of shares of our non-voting common stock equal to the number of shares of common stock not subscribed for by other stockholders in the rights offering equal to an amount that will ensure that the aggregate proceeds from this rights offering are sufficient to redeem our outstanding Series A Preferred Stock (excluding accrued but unpaid dividends, which will be paid at the time of the redemption from existing cash on hand), which will be redeemed from the proceeds of this rights offering. Accordingly, a minimum of 6,661,150 shares of our common stock which we are offering will be purchased and following the rights offering, our total outstanding shares of common stock will be increased by at least approximately 38%. If you do not exercise any of the rights distributed to you, your percentage interest as a stockholder will be lowered by 28%.

The subscription price determined for this offering is not an indication of our value.

The subscription price may not necessarily bear any relationship to the book value of our assets, past operations, cash flows, losses, financial condition or any other established criteria for value. You should not consider the subscription price as an indication of our value. In addition, you should not rely on the decision of the Apollo Stockholders to purchase any shares of common stock not subscribed for by other stockholders in this offering as a recommendation or other as an indication that the subscription price is reflective of our value.

You may not revoke your subscription exercise and could be committed to buying shares above the prevailing market price.

The public trading market price of our common stock may decline before the subscription rights expire. If you exercise your subscription rights and, afterwards, the public trading market price of our common stock decreases below $18.00, you will have committed to buying shares of common stock at a price above the prevailing market price. Once you have exercised your subscription rights, you may not revoke your exercise. Moreover, you may be unable to sell your shares of our common stock at a price equal to or greater than the offering price.

Because we may terminate the offering at any time, your participation in the offering is not assured.

Once you exercise your subscription rights, you may not revoke the exercise for any reason unless we amend the offering. We may terminate the offering at any time. If we decide to terminate the offering, we will not have any obligation with respect to the subscription rights except to return any subscription payments, without interest.

You will need to act promptly and follow subscription instructions.

Stockholders who desire to purchase shares in the rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent prior to July 20, 2006, the expiration date. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your desired transaction the subscription agent may, depending on the circumstances, reject your subscription or accept it to the extent of the payment received. Neither we nor our subscription agent undertakes to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

If you use a personal check to pay for the shares, it may not clear in time.

Any personal check used to pay for shares must clear prior to the expiration date, and the clearing process may require seven or more business days. If you wish to pay the subscription price by uncertified personal check, we urge you to make payment sufficiently in advance of the time the rights offering expires to ensure that your payment is received and clears by that time.

Risks Related to the MSV Exchange Transactions

There can be no assurances that the transactions to increase our stake in the MSV Joint Venture will close.

The recently announced MSV Exchange Transactions are subject to various closing conditions, including approvals by the Federal Communications Commission and a requirement that necessary registration statements are declared effective by the Securities and Exchange Commission. There can be no assurances that we will be able to obtain such approvals or that the registration statements will be declared effective. In addition, if we have not closed the MSV Exchange Transactions by December 31, 2006, then the various agreements, if not extended by the consent of the parties, may be terminated. There can be no assurances that we will successfully obtain such consents, if necessary, or otherwise close the MSV Exchange Transactions. The Company understands that a group of related stockholders of Motient have recently filed a lawsuit in the District Court of Travis County, Texas, seeking to enjoin the MSV Exchange Transactions and to rescind the exchange agreement between us and Motient on grounds alleging, among other things, that Motient’s entry into the exchange agreement and Motient’s consummation of the MSV Exchange Transactions violate the Investment Company Act of 1940. The resolution of any of these claims in favor of this group of stockholders of Motient could negatively affect our ability to consummate the MSV Exchange Transactions.

If the MSV Exchange Transactions close, then your ownership percentage of the Company will be substantially diluted.

Pursuant to the MSV Exchange Transactions, we have agreed to issue up to 58,451,576 shares of our common stock in exchange for interests in the MSV Joint Venture held by Motient and other partners in the joint venture. At the initial closing, we will issue 39,596,432 of those shares. Although the MSV Exchange Transactions will increase our ownership in the MSV Joint Venture, the corresponding share issuances will result in substantial dilution of your ownership percentage of us. Following the initial and final closings (assuming the final closing of the MSV Exchange transactions occurs within five years of the initial closing), our current stockholders will own approximately 39% and 30%, respectively, of us.

Risks Relating to Our Common Stock Generally

Fluctuations in our operating results could adversely affect the trading price of our common stock.

Our operating results may fluctuate as a result of a variety of factors, many of which are outside of our control, including:

•	risks and uncertainties affecting the current and proposed business of the MSV Joint Venture and the mobile satellite services industry;

•	increased competition in the mobile satellite services industry; and

•	general economic conditions.

As a result of these possible fluctuations, period-to-period comparisons of our financial results may not be reliable indicators of future performance.

As a result of our distribution of Hughes Communications, Inc. to our stockholders, our sole businesses are the MSV Joint Venture and TerreStar.

Our business has been significantly changed as a result of our distribution to our shareholders of Hughes Communications, Inc., which held all of our assets other than our interests in the MSV Joint Venture and TerreStar. The result is that our success is currently tied solely to the success of the MSV Joint Venture and, to a lesser extent, TerreStar.

The price of our common stock has been volatile.

The market price of our common stock has been, and is likely to continue to be, volatile, experiencing wide fluctuations. In recent years, the stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many companies in the technology sector. Future market movements may materially and adversely affect the market price of our common stock, particularly in light of the diminished liquidity of our common stock as a result of our delisting from the Nasdaq National Market.

Our common stock is quoted on the OTC Bulletin Board, which limits the liquidity and could negatively affect the value of our common stock.

Since January 30, 2003, following our delisting from the Nasdaq National Market, price quotations have been available on the OTC Bulletin Board. Delisting from the Nasdaq National Market resulted in a reduction in the liquidity of our common stock. This lack of liquidity may also make it more difficult for us to raise additional capital, if necessary, through equity financings. In addition, the delisting of our common stock from the Nasdaq National Market resulted in an event of non-compliance under the provisions of our preferred stock. As we have not obtained a waiver of this event of non-compliance, the holders of our preferred stock are entitled to elect a majority of the members of our board of directors.

We do not intend to pay dividends on shares of our common stock in the foreseeable future.

We currently expect to retain our future earnings, if any, for use in the operation and expansion of our business. We do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future.

The issuance of preferred stock or additional common stock may adversely affect our stockholders.

Our board of directors has the authority to issue up to 10,000,000 shares of our preferred stock and to determine the terms, including voting rights, of those shares without any further vote or action by our common stockholders. The voting and other rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Similarly, our board may issue additional shares of common stock without any further vote or action by our common stockholders, which would have the effect of diluting common stockholders. An issuance could occur in the context of another public or private offering of shares of common stock or preferred stock or in a situation where the common stock or preferred stock is used to acquire the assets or stock of another company. The issuance of common stock or preferred stock, while providing desirable flexibility in connection with possible acquisitions, investments and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control.

Anti-takeover provisions could make a third-party acquisition of our company difficult.

We are a Delaware corporation. The Delaware General Corporation Law contains provisions that could make it more difficult for a third party to acquire control of our company. In addition, the holders of our preferred stock have certain rights which could prevent or impair the ability of a third party to acquire control of the company.

Shares eligible for future sale could cause our stock price to decline.

The market price of our common stock could decline as a result of future sales of substantial amounts of our common stock, or the perception that such sales could occur. Furthermore, our Series 1-A and 2-A warrants have the right to require us to register the shares of common stock underlying these securities, which may facilitate their sale of shares in the public market. The future sale of substantial amounts of our common stock pursuant to any such registration statements could have an adverse impact on our stock price.

We may suffer adverse consequences if we are deemed to be an investment company.

We may suffer adverse consequences if we are deemed to be an investment company under the Investment Company Act of 1940. A company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions. Some investments made by us may constitute investment securities under the Investment Company Act of 1940. If we were to be deemed an investment company, we would become subject to registration and regulation as an investment company under the Investment Company Act of 1940. If we failed to do so, we would be prohibited from engaging in business or issuing our securities and might be subject to civil and criminal penalties for noncompliance. In addition, certain of our contracts might be voidable, and a court-appointed receiver could take control of our company and liquidate our business. If we registered as an investment company, we would be subject to restrictions regarding our operations, investments, capital structure, governance and reporting of our results of operations, among other things, and our ability to operate as we have in the past would be adversely affected.

Although we believe that our investment securities currently do not comprise more than 40% of our total assets, this view is dependent upon our belief that our largest asset, our interest in the MSV Joint Venture, is not an investment security. Should that interest be deemed to be an investment security, then unless an exclusion or safe harbor were available to us, in certain circumstances, we would have to either attempt to purchase operations or business sufficiently large to offset such treatment or, alternatively, reduce our ownership of the MSV Joint

Venture as a percentage of our total assets in order to avoid becoming subject to the requirements of the Investment Company Act of 1940. There can be no assurances that such transactions, to the extent necessary, could be consummated on satisfactory terms, if at all, and that such transactions would not have an adverse effect on us and the price of our common stock. In addition, contractual or legal restrictions could impair our ability to consummate such a transaction. Moreover, we could incur significant tax liabilities in connection with any such actions.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, is creating uncertainty for companies such as ours. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from assisting the MSV Joint Venture in revenue-generating activities to compliance activities, which could harm our business prospects.

The Apollo Stockholders beneficially own a large percentage of our voting stock.

As of June 20, 2006, Apollo Stockholders owned an aggregate of 1,745,375 shares of our voting common stock, all of the 8,990,212 shares of our non-voting common stock, all of the 1,199,007 outstanding shares of our preferred stock and all of our outstanding Series 1-A and Series 2-A warrants. Assuming that all outstanding shares of our preferred stock are redeemed with the proceeds of this offering and all Series 1-A warrants and Series 2-A warrants are exercised, as of June 20, 2006, the Apollo Stockholders would beneficially own approximately 62% of our outstanding common stock and 29.9% of our outstanding voting power, assuming all of our stockholders, including the Apollo Stockholders, exercise their basic subscription privileges in full (25% upon the initial closing of the MSV Exchange Transactions and 19% following the final closing of the MSV Exchange Transactions assuming the final closing occurs within five years of the initial closing). If no rights holder exercises its rights in the rights offering, the Apollo Stockholders will, as a result of their agreements to purchase any shares not subscribed for by other stockholders in this rights offering, beneficially own approximately 73% of our outstanding common stock (29% upon the initial closing of the MSV Exchange Transactions and 23% following the final closing of the MSV Exchange Transactions assuming the final closing occurs within five years of the initial closing). If the Apollo Stockholders do not exercise their basic subscription rights in the rights offering, the Apollo Stockholders will beneficially own approximately 46% of our outstanding common stock (19% upon the initial closing of the MSV Exchange Transactions and 14% following the final closing of the MSV Exchange Transactions assuming the final closing occurs within five years of the initial closing). As long as the Apollo Stockholders own at least 100,000 shares of our preferred stock, we are precluded from taking various corporate actions and entering into various transactions without the Apollo Stockholders’ consent, and voting as a separate class, the Apollo Stockholders will continue to have the right to elect two of the members of our board of directors and have certain approval rights with respect to additional members of our board of directors in the event that the size of our board of directors is increased.

Because of the Apollo Stockholders’ large percentage of ownership, the Apollo Stockholders have significant influence over our management and policies, such as the election of our directors, the appointment of new management and the approval of any other action requiring the approval of our stockholders, including any amendments to our certificate of incorporation and mergers or sales of all or substantially all of our assets. In addition, the level of the Apollo Stockholders’ ownership of our shares of common stock and these rights could have the effect of discouraging or impeding an unsolicited acquisition proposal.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents that are incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties, including statements regarding our capital needs, business strategy, expectations and intentions. We urge you to consider that statements that use the terms “believe,” “do not believe,” “anticipate,” “expect,” “plan,” “estimate,” “strive,” “intend” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and because our business is subject to numerous risks, uncertainties and risk factors, our actual results could differ materially from those anticipated in the forward-looking statements, including those set forth under “Item 1. Business” in our Annual Report on Form 10-K for the year ended December 31, 2005, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Current Report on Form 8-K filed with the SEC on May 25, 2006 and elsewhere in this prospectus and the documents that are incorporated by reference. Actual results will most likely differ from those reflected in these statements, and the differences could be substantial. We disclaim any obligation to update these statements, or disclose any difference between our actual results and those reflected in these statements. The information constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

USE OF PROCEEDS

The proceeds of the rights offering will be used (i) to redeem the outstanding Series A Preferred Stock at its liquidation preference (excluding accrued but unpaid dividends, which will be paid at the time of the redemption from existing cash on hand) and (ii) for general corporate purposes. The Apollo Stockholders have agreed to purchase, at the subscription price in the rights offering, such number of shares of our non-voting common stock equal to the number of shares of common sock not subscribed for by other stockholders in the rights offering up to an amount that will ensure that the aggregate proceeds from this rights offering are sufficient to redeem our outstanding Series A Preferred Stock (excluding accrued but unpaid dividends, which will be paid at the time of the redemption from existing cash on hand), which will be redeemed from the proceeds of this rights offering. Therefore, we are assured of selling a minimum of 6,661,150 shares and receiving minimum gross proceeds of approximately $119.9 million in the rights offering.

DILUTION

Purchasers of our common stock in the rights offering will experience an immediate dilution of the net tangible book value per share of our common stock. Our net tangible book value as of March 31, 2006 was approximately $42.7 million, or $2.15 per share of our common stock (based upon an aggregate of 19,850,412 shares outstanding as of June 20, 2006, which includes our outstanding voting and non-voting common stock and the Series A Preferred Stock on as converted basis). Net tangible book value per share is equal to our total net tangible book value, which is our total tangible assets less our total liabilities and minority interest divided by the number of shares of our outstanding common stock. Dilution per share equals the difference between the amount per share paid by purchasers of shares of common stock in the rights offering and the pro forma net tangible book value per share of our common stock immediately after the rights offering. Based on the subscription price of $18.00 per share and after deducting estimated offering expenses payable by us and the application of the estimated net proceeds from the rights offering, our pro forma net tangible book value as of March 31, 2006 would have been approximately $40.9 million, or $1.65 per share (based upon an aggregate of 24,799,077 shares of our voting and non-voting common stock that would be outstanding following the consummation of the rights offering and the redemption of the Series A Preferred Stock with the proceeds from the rights offering). This represents an immediate dilution to purchasers in the rights offering of $16.35 per share. The following table illustrates this per share dilution:

Subscription price		$18.00
Net tangible book value per share prior to rights offering	$2.15
Decrease per share attributable to the rights offering	(0.50)
Pro forma net tangible book value per share after the rights offering		1.65

Dilution in pro forma net tangible book value per share to purchasers		$16.35

CAPITALIZATION

The following table sets forth our unaudited historical cash and cash equivalents and capitalization as of March 31, 2006 and our unaudited pro forma capitalization as of March 31, 2006, as adjusted to give pro forma effect to (i) the rights offering, assuming the amount raised is $119.9 million, (ii) the redemption of the Series A Preferred Stock with the proceeds from the rights offering and (iii) the initial closing of the MSV Exchange Transactions and distribution by Motient of our common stock to its common stockholders, in each case, as if they had occurred on March 31, 2006. The table should be read in conjunction with “Pro Forma Condensed Combined Financial Statements” included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes thereto included in the documents incorporated by reference herein.

	As of March 31, 2006
		Pro Forma
	Historical	Rights Offering		Rights Offering and Acquisition
	(in thousands, except share data)
Cash and cash equivalents	$11,116	$9,322		$498,957

Long term debt:
Senior secured discount notes, net	$—	$—		$436,504

Minority interest in MSV Investors, LLC	8,210	8,210		—

Minority interest in Mobile Satellite Ventures LP	—	—		72,518

Series A redeemable convertible preferred stock, net of unamortized discount of $27,096	94,199	—		—

Stockholders’ (deficit) equity:
Preferred stock, $0.01 par value, authorized 10,000,000 shares, 1,199,007 shares issued as Series A redeemable convertible preferred stock, historical; no shares issued, pro forma	—	—		—
Common stock, $0.01 par value, authorized 200,000,000 shares, 8,892,715 shares issued, historical; 24,571,577 shares issued, pro forma for rights offering; 64,168,009 shares issued, pro forma for the rights offering and acquisition	89	156	(1)	642
Non-voting common stock, $0.01 par value, authorized 100,000,000 shares, 8,990,212 shares issued, historical; 8,990,212 shares issued, pro forma for rights offering; no shares issued, pro forma for the rights offering and acquisition	90	90	(1)	—
Additional paid-in capital	—	92,338		750,131
Accumulated other comprehensive loss	(94)	(94)		(94)
Accumulated deficit	(51,542)	(51,542)		(58,603)

Total stockholders’ (deficit) equity	(51,457)	40,948		692,076

Total capitalization	$50,952	$49,158		$1,201,098

(1)	Any shares purchased by the Apollo Stockholders in the rights offering will be non-voting common stock.

PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined statements of operations present our results of operations for the year ended December 31, 2005 and the three months ended March 31, 2006 assuming the following occurred on January 1, 2005: (i) the rights offering, assuming the amount raised is $119.9 million, (ii) the redemption of the Series A Preferred Stock with the proceeds from the rights offering and (iii) the initial closing of the MSV Exchange Transactions and the distribution by Motient of our common stock to its common stockholders. The following unaudited pro forma condensed combined balance sheet presents our financial position assuming that the above transactions occurred on March 31, 2006.

The unaudited pro forma condensed combined financial statements include allocations of the purchase price in connection with the initial closing of the MSV Exchange Transactions. These allocations are based on preliminary estimates of the fair value of the assets acquired and liabilities assumed, available information and management assumptions and will be revised as additional information becomes available. The final purchase price allocation is dependent on the valuations of the actual net tangible and intangible assets that exist on date of the initial closing of the MSV Exchange Transactions. Any adjustments to the fair value assigned to the assets and liabilities will result in a change to the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements set forth below should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our combined financial statements and the related notes thereto and the consolidated financial statements of the MSV Joint Venture and the related notes thereto incorporated by reference in this document. The unaudited pro forma condensed combined financial statements do not purport to represent what our results of operations or financial condition would actually have been had the rights offering, the redemption of the Series A Preferred Stock or the MSV Exchange Transactions in fact occurred as of such date or to project our results of operations for any future period or as of any future date.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Year Ended December 31, 2005
	SkyTerra Historical	Rights Offering Adjustments		Subtotal	MSV Historical	Acquisition Adjustments		SkyTerra Pro Forma
	(in thousands, except share and per share data)
Revenues
Services	$—	$—		$—	$27,200	$—		$27,200
Equipment sales	—	—		—	2,181	—		2,181

Total revenues	—	—		—	29,381	—		29,381

Operating costs and expenses:
Satellite operations and cost of services	—	—		—	14,264	—		14,264
Next generation expenditures	—	—		—	18,516	—		18,516
Sales and marketing	—	—		—	4,093	—		4,093
General and administrative	2,230	—		2,230	15,552	—		17,782
Depreciation and amortization	—	—		—	16,109	43,890	(4)	59,999

Total operating costs and expenses	2,230	—		2,230	68,534	43,890		114,654

Operating loss	(2,230)	—		(2,230)	(39,153)	(43,890)		(85,273)

Interest income	—	—		—	3,490	—		3,490
Interest expense	—	—		—	(145)	—		(145)
Equity in loss of Mobile Satellite Ventures LP	(9,469)	—		(9,469)	—	9,469	(5)	—
Management fee from TerreStar Networks, Inc.	—	—		—	3,621	—		3,621
Other income, net	—	—		—	61	—		61
Minority interest in MSV Investors, LLC	1,925	—		1,925	—	(1,925	)(6)	—
Minority interest in Mobile Satellite Ventures LP	—	—		—	—	13,268	(7)	13,268

Loss from continuing operations before income taxes	(9,774)	—		(9,774)	(32,126)	(23,078)		(64,978)
Income tax benefit	2,486	—		2,486	—	—		2,486

Loss from continuing operations	(7,288)	—		(7,288)	(32,126)	(23,078)		(62,492)
Cumulative dividends and accretion of convertible preferred stock to liquidation value	(9,969)	9,969	(1)	(31,195)	—	—		(31,195)
		(31,195	)(2)

Loss from continuing operations attributable to common stockholders before cumulative effect of change in accounting principle	$(17,257)	$(21,226)		$(38,483)	$(32,126)	$(23,078)		$(93,687)

Basic and diluted loss from continuing operations before cumulative effect of change in accounting principle per common share	$(0.98)			$(1.59)				$(1.47)

Basic and diluted weighted average common shares outstanding	17,614,474	6,661,150	(3)	24,275,624		39,596,432	(8)	63,872,056

(1)	We intend to use the proceeds from the rights offering to redeem all of our outstanding Series A Preferred Stock. The adjustment reflects elimination of the dividends and accretion related to the Series A Preferred Stock.
(2)	Adjustment reflects the $31.2 million deemed dividend relating to the excess of the $119.9 million redemption price for all of our outstanding Series A Preferred Stock over the $88.7 million carrying amount of the Series A Preferred Stock as of January 1, 2005.
(3)	Pursuant to the redemption agreement, the Apollo Stockholders have agreed to purchase, at the subscription price in the rights offering, such number of shares of our non-voting common stock equal to the number of shares of common stock not subscribed for by other stockholders in the rights offering up to an amount that will ensure that the aggregate proceeds from this rights offering are sufficient to redeem our outstanding Series A Preferred Stock (excluding accrued but unpaid dividends, which will be paid in cash at the time of the redemption from our existing cash on hand). Accordingly, we are assured of selling a minimum of 6,661,150 shares in the rights offering.

(4)	Adjustment reflects the increase in depreciation and amortization expense that results from the application of purchase accounting in connection with the initial closing of the MSV Exchange Transactions.
(5)	Prior to the initial closing of the MSV Exchange Transactions, we account for our interest in the MSV Joint Venture under the equity method. The adjustment reflects the elimination of the equity in loss of the MSV Joint Venture relating to our proportionate share of the net loss of the MSV Joint Venture, as described in the footnotes to our combined financial statements. Following the initial closing of the MSV Exchange Transactions, we will consolidate the financial position and operating results of the MSV Joint Venture in our financial statements.
(6)	At the initial closing, we will acquire from the holders of the 20% minority interest in MSV Investors their stake in MSV Investors in exchange for shares of our common stock. The adjustment reflects elimination of the proportionate share of the net loss of the MSV Investors that is attributable to the group of unaffiliated third parties who own the minority interest in MSV Investors.
(7)	Following the initial closing, we will own approximately 59% of the outstanding limited partnership interests of the MSV Joint Venture. The adjustment reflects the proportionate share of the net loss of the MSV Joint Venture that is attributable to the minority interest that holds the remaining 41% of the outstanding limited partnership interests of the MSV Joint Venture.
(8)	At the initial closing, we will issue 39,596,432 shares of our common stock to affiliates of Motient, other partners in the MSV Joint Venture and the minority stakeholders in MSV Investors in exchange for approximately 14.2 million limited partnership interests of the MSV Joint Venture and all of the common stock of MSV GP currently held by these parties. Motient will also have the right to exchange, for five years, its remaining 6.7 million limited partnership interests in the MSV Joint Venture for 18,855,144 shares of our stock. If Motient has not exchanged these interests in the MSV Joint Venture in the five-year period, we have the right to require such interests be exchanged for shares of our common stock at an exchange ratio reflecting the fair market value of such interests and our common stock on May 6, 2021. These future transactions are not reflected in the pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Three Months Ended March 31, 2006
	SkyTerra Historical	Rights Offering Adjustments		Subtotal	MSV Historical	Acquisition Adjustments		SkyTerra Pro Forma
	(in thousands, except share and per share data)
Revenues
Services	$—	$—		$—	$6,337	$—		$6,337
Equipment sales	—				1,805	—		1,805

Total revenues	—	—		—	8,142	—		8,142

Operating costs and expenses:
Satellite operations and cost of services	—	—		—	5,035	—		5,035
Next generation expenditures	—	—		—	4,346	—		4,346
Sales and marketing	—	—		—	702	—		702
General and administrative	1,260	—		1,260	6,439	—		7,699
Depreciation and amortization	—	—		—	3,865	11,145	(3)	15,010

Total operating costs and expenses	1,260	—		1,260	20,387	11,145		32,792

Operating loss	(1,260)	—		(1,260)	(12,245)	(11,145)		(24,650)
Interest income	122	—		122	1,217	—		1,339
Interest expense	—	—		—	(354)	—		(354)
Equity in loss of Mobile Satellite Ventures LP	(2,473)	—		(2,473)	—	2,473	(4)	—
Management fee from TerreStar Networks, Inc.	—	—		—	651	—		651
Other income, net	55	—		55	30	—		85
Minority interest in MSV Investors, LLC	491	—		491	—	(491	)(5)	—
Minority interest in Mobile Satellite Ventures LP	—	—		—	—	4,420	(6)	4,420

Loss from continuing operations before income taxes	(3,065)	—		(3,065)	(10,701)	(4,743)		(18,509)
Income tax benefit	—	—		—	—	—		—

Loss from continuing operations	(3,065)	—		(3,065)	(10,701)	(4,743)		(18,509)
Cumulative dividends and accretion of convertible preferred stock to liquidation value	(2,492)	2,492	(1)	—	—	—		—

Loss from continuing operations attributable to common stockholders before cumulative effect of change in accounting principle	$(5,557)	$2,492		$(3,065)	$(10,701)	$(4,743)		$(18,509)

Basic and diluted loss from continuing operations before cumulative effect of change in accounting principle per common share	$(0.31)			$(0.13)				$(0.29)

Basic and diluted weighted average common shares outstanding	17,793,555	6,661,150	(2)	24,454,705		39,596,432	(7)	64,051,137

(1)	We intend to use the proceeds from the rights offering to redeem all of our outstanding Series A Preferred Stock. The adjustment reflects elimination of the dividends and accretion related to the Series A Preferred Stock.
(2)	Pursuant to the redemption agreement, the Apollo Stockholders have agreed to purchase, at the subscription price in the rights offering, such number of shares of our non-voting common stock equal to the number of shares of common stock not subscribed for by other stockholders in the rights offering up to an amount that will ensure that the aggregate proceeds from this rights offering are sufficient to redeem our outstanding Series A Preferred Stock (excluding accrued but unpaid dividends, which will be paid in cash at the time of the redemption from our existing cash on hand). Accordingly, we are assured of selling a minimum of 6,661,150 shares in the rights offering.
(3)	Adjustment reflects the increase in depreciation and amortization expense that results from the application of purchase accounting in connection with the initial closing of the MSV Exchange Transactions.

(4)	Prior to the initial closing of the MSV Exchange Transactions, we account for our interest in the MSV Joint Venture under the equity method. The adjustment reflects the elimination of the equity in loss of the MSV Joint Venture relating to our proportionate share of the net loss of the MSV Joint Venture, as described in the footnotes to our combined financial statements. Following the initial closing of the MSV Exchange Transactions, we will consolidate the financial position and operating results of the MSV Joint Venture in our financial statements.
(5)	At the initial closing, we will acquire from the holders of the 20% minority interest in MSV Investors their stake in MSV Investors in exchange for shares of our common stock. The adjustment reflects elimination of the proportionate share of the net loss of the MSV Investors that is attributable to the group of unaffiliated third parties who own the minority interest in MSV Investors.
(6)	Following the initial closing, we will own approximately 59% of the outstanding limited partnership interests of the MSV Joint Venture. The adjustment reflects the proportionate share of the net loss of the MSV Joint Venture that is attributable to the minority interest that holds the remaining 41% of the outstanding limited partnership interests of the MSV Joint Venture.
(7)	At the initial closing, we will issue 39,596,432 shares of our common stock to affiliates of Motient, other partners in the MSV Joint Venture and the minority stakeholders in MSV Investors in exchange for approximately 14.2 million limited partnership interests of the MSV Joint Venture and all of the common stock of MSV GP currently held by these parties. Motient will also have the right to exchange, for five years, its remaining 6.7 million limited partnership interests in the MSV Joint Venture for 18,855,144 shares of our common stock. If Motient has not exchanged these interests in the MSV Joint Venture in the five-year period, we have the right to require such interests be exchanged for shares of our common stock at an exchange ratio reflecting the fair market value of such interests and our common stock on May 6, 2021. These future transactions are not reflected in the pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

	March 31, 2006
	SkyTerra Historical	Rights Offering Adjustments		Subtotal	MSV Historical	Acquisition Adjustments		SkyTerra Pro Forma
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$11,116	$(1,394	)(2)	$9,322	$497,560	$(7,061	)(4)	$498,957
		(400	)(3)			(864	)(5)
Short-term investments	—	—		—	23,622	—		23,622
Restricted cash	—	—		—	1,517	—		1,517
Accounts receivable, net	—	—		—	5,050	—		5,050
Inventories	—	—		—	1,959	—		1,959
Prepaid expenses and other current assets	2,234	—		2,234	1,275	(236	)(5)	3,273

Total current assets	13,350	(1,794)		11,556	530,983	(8,161)		534,378
Investment in Mobile Satellite Ventures LP	41,435	—		41,435	—	(41,435	)(6)	—
Restricted cash	—	—		—	4,600	—		4,600
Property and equipment, net	—	—		—	9,417	875	(7)	10,292
Intangible assets, net	—	—		—	59,567	592,689	(7)	652,256
Goodwill	—	—		—	16,918	(9,931	)(7)	6,987
Other assets	—	—		—	25,102	(5,293	)(7)	19,809

Total assets	$54,785	$(1,794)		$52,991	$646,587	$528,744		$1,228,322

Liabilities and Stockholders’ (Deficit) Equity
Current liabilities:
Accounts payable and accrued expenses	$3,833	$—		$3,833	$6,284	$—		$10,117
Deferred revenue, current portion	—	—		—	4,727	—		4,727
Other current liabilities	—	—		—	323	—		323

Total current liabilities	3,833	—		3,833	11,334	—		15,167
Senior secured discount notes, net	—	—		—	436,504	—		436,504
Deferred revenue, net of current portion	—	—		—	22,750	(11,104	)(7)	11,646
Other liabilities	—	—		—	411	—		411

Total liabilities	3,833	—		3,833	470,999	(11,104)		463,728

Minority interest	8,210	—		8,210	—	(8,210	)(8)	72,518
						72,518	(9)

Series A preferred stock	94,199	(92,805	)(1)	—	—	—		—
		(1,394	)(2)

Stockholders’ (deficit) equity:
Common stock	89	67	(1)	156	—	396	(10)	642
						90	(11)
Non-voting common stock	90	—		90	—	(90	)(11)	—
Limited partners’ equity	—	—		—	176,644	(176,644	)(12)	—
Additional paid in capital	—	119,834	(1)	92,338	—	(300	)(5)	750,131
		(27,096	)(1)			658,093	(10)
		(400	)(3)
Accumulated other comprehensive loss	(94)	—		(94)	(1,056)	1,056	(12)	(94)
Accumulated deficit	(51,542)	—		(51,542)	—	(7,061	)(4)	(58,603)

Total stockholders’ (deficit) equity	(51,457)	92,405		40,948	175,588	475,540		692,076

Total liabilities and stockholders’ (deficit) equity	$54,785	$(1,794)		$52,991	$646,587	$528,744		$1,228,322

(1)	We intend to use $119.9 million of proceeds from the rights offering to redeem all of our outstanding Series A Preferred Stock. The Apollo Stockholders have agreed to purchase, at the subscription price in the rights offering, such number of shares of our non-voting common stock equal to the number of shares of common stock not subscribed for by other shareholders in the rights offering up to an amount that will ensure that the aggregate proceeds from the rights offering total are sufficient to redeem all of our outstanding Series A Preferred Stock (excluding accrued but unpaid dividends, which will be paid in cash at the time of the redemption from our existing cash on hand). The adjustment reflects the redemption of the Series A Preferred Stock through the issuance of shares our common stock in the rights offering. Any shares purchased in the rights offering by the Apollo Stockholders will be non-voting common stock. The adjustment also reflects a $27.1 million deemed dividend relating to the excess of the $119.9 million redemption price for all of our outstanding Series A Preferred Stock over the $92.8 million carrying amount of the Series A Preferred Stock (excluding the $1.4 million carrying amount of the accrued but unpaid dividends) as of March 31, 2006.
(2)	All accrued but unpaid dividends will be paid in cash at the time of the redemption of the Series A Preferred Stock. The adjustment reflects the declaration and payment of the $1.4 million of accrued but unpaid dividends on the Series A Preferred Stock that existed as of March 31, 2006.
(3)	Adjustment reflects the $0.4 million of estimated legal and other advisory fees and expenses to be incurred related to the rights offering.
(4)	Pursuant to the separation agreement between Hughes and us, we retained $12.5 million of cash and cash equivalents. Upon a change of control involving the consolidation of the ownership of the MSV Joint Venture, which would include the initial closing of the MSV Exchange Transactions, the remaining balance of the $12.5 million of cash and cash equivalents at such time, if any, will be transferred to Hughes. The adjustment reflects the distribution of the remaining $7.1 million of cash and cash equivalents held by us as of March 31, 2006 to Hughes pursuant to the separation agreement.
(5)	Adjustment reflects an estimated $1.1 million of legal and other advisory fees incurred related to the MSV Exchange Transactions, including $0.3 million that relates to the registration and issuance of the shares of our common stock at the initial closing.
(6)	Prior to the initial closing of the MSV Exchange Transactions, we account for our interest in the MSV Joint Venture under the equity method. The adjustment reflects the elimination of the $41.4 million carrying value of our investment in the MSV Joint Venture. Following the initial closing of the MSV Exchange Transactions, we will consolidate the financial position and operating results of the MSV Joint Venture in our financial statements.
(7)

We will account for the MSV Exchange Transactions under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” The pro forma financial statements reflect the “push-down” of the $692.5 million aggregate basis in our limited partnership interests of the MSV Joint Venture, which consists of (i) the $33.2 million carrying value of our net investment in the MSV Joint Venture, which consists of our $41.4 million investment as of March 31, 2006, less the $8.2 million minority interest of MSV Investors that is attributable to the group of unaffiliated third parties who own 20% of MSV Investors and (ii) the $659.3 million purchase price for the limited partnership interests of the MSV Joint Venture acquired at the initial closing of the MSV Exchange Transactions, which consists of the $658.5 million value of our shares issued at the initial closing and the $0.8 million of estimated legal and other advisory fees incurred related to the MSV Exchange Transactions. Based on our preliminary estimates, our proportionate share of the fair value of the acquired tangible and identifiable intangible assets and liabilities exceeds the aggregate basis in our limited partnership interests of the MSV Joint Venture, resulting in approximately $222.6 million of negative goodwill. Accordingly, the $692.5 million aggregate basis has been allocated to the acquired assets and liabilities of the MSV Joint Venture based on their relative estimated fair value, net of the allocation of negative goodwill to certain long-lived assets. The final allocation of the purchase price will be determined at a later date and is dependent on a number of factors, including the final evaluation of the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed. The following table presents the preliminary allocation of the aggregate basis in our limited partnership interests of the MSV Joint Venture at each date we acquired such limited partnership interests, as well as the historical carrying amount that is attributable to the minority interest that holds the remaining 41% of the outstanding limited partnership interests of the MSV Joint Venture:

	Allocation of Historical Investment (Net of Minority Interest of MSV Investors)	Preliminary Allocation of Purchase Price in MSV Exchange Transactions	Minority Interest of MSV Joint Venture	MSV Pro Forma	MSV Historical	Adjustment
Assets:
Current assets	$96,108	$215,579	$219,296	$530,983	$530,983	$—
Restricted cash	833	1,867	1,900	4,600	4,600	—
Property and equipment, net	1,704	4,699	3,889	10,292	9,417	875
Intangible assets (a)	12,175	615,480	24,601	652,256	59,567	592,689
Goodwill	—	—	6,987	6,987	16,918	(9,931)
Other assets	4,578	4,863	10,368	19,809	25,102	(5,293)

Total assets	115,398	842,488	267,041	1,224,927	646,587	578,340

Liabilities:
Current liabilities	2,051	4,602	4,681	11,334	11,334	—
Senior secured discount notes, net	79,007	177,221	180,276	436,504	436,504	—
Deferred revenue, net of current portion (b)	1,041	1,209	9,396	11,646	22,750	(11,104)
Other long-term liabilities	74	167	170	411	411	—

Total liabilities	82,173	183,199	194,523	459,895	470,999	(11,104)

Net assets	$33,225	$659,289	$72,518	$765,032	$175,588	$589,444

(a)	The identifiable intangible assets consist of a combination of spectrum licenses and contractual rights to various spectrum authorizations, patented technologies, customer contracts and customer relationships. These intangibles assets will be amortized over useful lives ranging from six to sixteen years.
(b)	Adjustment reflects excess of the carrying value of certain customer prepayments over the fair value of the services expected to be provided to such customers under existing contracts.
(8)	At the initial closing, we will acquire from the holders of the 20% minority interest in MSV Investors their stake in MSV Investors in exchange for shares of our common stock. The adjustment reflects elimination of the minority interest that is attributable to the group of unaffiliated third parties who own the minority interest in MSV Investors.
(9)	Following the initial closing, we will own approximately 59% of the outstanding limited partnership interests of the MSV Joint Venture. The adjustment reflects the proportionate share of the historical carrying amount of the net assets of the MSV Joint Venture that is attributable to the minority interest that holds the remaining 41% of the outstanding limited partnership interests of the MSV Joint Venture.
(10)	Adjustment reflects the issuance of 39,596,432 shares of our common stock to affiliates of Motient, other partners in the MSV Joint Venture and the minority stakeholders in MSV Investors at the initial closing of the MSV Exchange Transactions in exchange for approximately 14.2 million limited partnership interests of the MSV Joint Venture and all of the common stock of MSV GP currently held by these parties. Motient will also have the right to exchange, for five years, its remaining 6.7 million limited partnership interests in the MSV Joint Venture for 18,855,144 shares of our common stock. If Motient has not exchanged these interests in the MSV Joint Venture in the five-year period, we have the right to require such interests be exchanged for shares of our common stock at an exchange ratio reflecting the fair market value of such interests and our common stock on May 6, 2021. These future transactions are not reflected in the pro forma condensed combined financial statements.
(11)	Pursuant to an April 2002 investment agreement, the Apollo Stockholders may exchange shares of non-voting common stock for an equal number of shares of voting common stock if, after giving effect to such exchange, they collectively will own no more than 29.9% of our outstanding voting power. The issuance of voting common stock in the initial closing of the MSV Exchange Transactions will allow the Apollo Stockholders to exchange all shares of non-voting common stock held by them for shares of voting common stock.
(12)	Adjustment reflects the elimination of the historical partners’ equity in the MSV Joint Venture as a result of the MSV Exchange Transactions.

MSV EXCHANGE TRANSACTIONS

The following description is only a summary of the material provisions of the exchange agreement between us and Motient. It does not purport to be complete and we urge you to read the exchange agreement because the exchange agreement, not this description, defines your rights as holders of our common stock. You may request a copy of this agreement by written request at our address set forth under the heading “Where You Can Find More Information.”

MSV Exchange Transactions

On May 8, 2006, we announced that we had executed definitive agreements with certain other partners in the MSV Joint Venture and the minority stakeholders in MSV Investors that, upon closing, would result in the consolidation of ownership and control of the MSV Joint Venture and MSV GP in us. At the initial closing, we will issue an aggregate of 39,596,432 shares of our voting and non-voting common stock to affiliates of Motient, other partners in the MSV Joint Venture and the minority stakeholders in MSV Investors in exchange for approximately 14.2 million limited partnership interests of the MSV Joint Venture and all of the common stock MSV GP currently held by these parties, resulting in our owning 52% of the MSV Joint Venture on a fully diluted basis and 78% of MSV GP. Motient has agreed to distribute to its common shareholders 25,478,273 shares of our common stock as soon as practicable following the initial closing. Motient also has the right to exchange, at a later date, its remaining 6.7 million limited partnership interests of the MSV Joint Venture for 18,855,144 shares our non-voting common stock. Following the consummation of all these transactions, we will own approximately 70% of the MSV Joint Venture on a fully diluted basis and 78% of MSV GP.

The basic terms of the transaction include, among other things, the following:

•	At the initial closing, Motient will immediately exchange 61% of its interest in the MSV Joint Venture (representing 26% of the MSV Joint Venture on a fully diluted basis) for 29,051,487 shares of our non-voting common stock, 25,478,273 of which Motient intends to exchange for shares of our voting common stock to be distributed to Motient’s common stockholders in the distribution.

•	The remaining 39% of Motient’s interest in the MSV Joint Venture (representing 17% of the MSV Joint Venture on a fully diluted basis) will be retained by Motient, and Motient will have the right to exchange these MSV Joint Venture interests at the same exchange ratio (i.e., for a total 18,855,144 shares of our non-voting common stock) for five years. If Motient has not exchanged its remaining MSV Joint Venture interests in the five-year period, we have the right to require such interests to be exchanged for shares of our non-voting common stock at an exchange ratio reflecting the fair market value of such interests and our common stock on May 6, 2021. Motient has stated that it intends to use the shares of our non-voting common stock that it receives in any such subsequent closing or closings to distribute to holders of its outstanding preferred stock upon the conversion of such preferred stock and/or to sell shares of our common stock to raise funds to satisfy tax obligations incurred by Motient in connection with the MSV Exchange Transactions.

•	At the initial closing, we will acquire control of all of Motient’s shares of MSV GP, including those relating to the MSV Joint Venture interests retained by Motient for future exchange.

•	Certain other MSV Joint Venture limited partners have also agreed to exchange their MSV Joint Venture interests (representing 6% of the MSV Joint Venture) for 6,419,762 shares of our common stock, reflecting the same exchange ratio as for the Motient exchange .

•	We will acquire from the holders of the 20% minority interest in MSV Investors their stake in MSV Investors in exchange for 4,125,183 shares of our common stock. Immediately prior to that acquisition, MSV Investors will distribute to its members, their pro rata portions of its interests in TerreStar.

•	As a condition to the initial closing of the MSV Exchange Transactions, we must redeem our outstanding Series A Preferred Stock. We intend to accomplish this with the proceeds of this offering.

In connection with the MSV Exchange Transactions, we have also entered into a series of registration rights agreements with the various parties pursuant to which the shares received in the various transactions will be registered with the SEC. Closing of the transactions are subject to FCC approval and customary closing conditions. Accordingly, there can be no assurances that these transactions will close on the terms outlined here, if at all. The Company understands that a group of related stockholders of Motient have recently filed a lawsuit in the District Court of Travis County, Texas, seeking to enjoin the MSV Exchange Transactions and to rescind the exchange agreement between us and Motient on grounds alleging, among other things, that Motient’s entry into the exchange agreement and Motient’s consummation of the MSV Exchange Transactions violate the Investment Company Act of 1940. The resolution of any of these claims in favor of this group of stockholders of Motient could negatively affect our ability to consummate the MSV Exchange Transactions. Motient has advised us that it intends to vigorously fight these claims and that it believes that these claims are without merit.

We may also acquire additional limited partnership interests of the MSV Joint Venture if we negotiate and enter into exchange transactions with TMI and/or the MSV Joint Venture option holders, although no assurances can be given in this regard.

Set forth below is a series of diagrams reflecting the MSV Exchange Transactions and the post-closing structure of the Company and the MSV Joint Venture, assuming the consummation of (i) the rights offering, assuming the amount raised is $119.9 million, (ii) the redemption of the Series A Preferred Stock with the proceeds from the rights offering and (iii) the MSV Exchange Transactions:

TerreStar Exchange Transaction

On May 8, 2006, Motient announced that it had executed agreements with affiliates of Columbia Capital and Spectrum Equity Investors pursuant to which Motient will issue 2.7 million shares of its common stock in exchange for 1.5 million shares of TerreStar common stock held by these parties, resulting in Motient owning 59% of TerreStar on a fully diluted basis. In connection with these transactions, MSV Investors will distribute the shares of TerreStar common stock that it currently holds to its members. Following the distribution, we will have the right, but not the obligation, to exchange the 4.2 million shares of TerreStar common stock we will then own for 7.5 million shares of Motient common stock for 15 days following closing of these transactions, which will occur concurrently with the MSV Exchange Transaction. In addition, the TerreStar stockholders agreement will be modified to limit the protections afforded to the minority stockholders in TerreStar to certain tag along rights.

TerreStar Amendments

On May 6, 2006, MSV Investors, affiliates of Columbia Capital and Spectrum Equity Investors, Motient and a sufficient number of TerreStar stockholders entered into Amendment No. 2 to the TerreStar Networks Inc. Stockholders’ Agreement, which amended, effective immediately, certain provisions of the existing TerreStar Networks Inc. Stockholders’ Agreement relating to the issuance of additional securities by TerreStar and the “tag along” rights among TerreStar stockholders.

In addition, on May 6, 2006, the same parties entered into an Amended and Restated TerreStar Networks Inc. Stockholders’ Agreement, to be effective immediately prior to the initial closing of the MSV Exchange Transactions, which will amend and restate the TerreStar Stockholders’ Agreement, as amended, to revise and delete certain provisions of the existing agreement among TerreStar stockholders.

MSV GP Amendments

On May 6, 2006, MSV Investors, affiliates of Columbia Capital and Spectrum Equity Investors, Motient and a sufficient number of stockholders of MSV GP entered into Amendment No. 3 to the Mobile Satellite Ventures GP Inc. Stockholders’ Agreement, which amended, effective immediately, certain provisions in the existing Stockholders’ Agreement of MSV GP relating to the “tag along rights” and “right of first refusal” among such stockholders.

THE RIGHTS OFFERING

Reasons for the Rights Offering

We are undertaking the rights offering to redeem our outstanding Series A Preferred Stock in connection with the MSV Exchange Transactions and to raise additional proceeds to be used for general corporate purposes. On May 6, 2006, we entered into a redemption agreement with the Apollo Stockholders pursuant to which we and the Apollo Stockholders have agreed to the redemption of all of the outstanding shares of our Series A Preferred Stock at an aggregate price equal to the aggregate liquidation preference of all shares of Series A Preferred Stock (excluding accrued but unpaid dividends, which will be paid at the time of the redemption from existing cash on hand). We intend to use the proceeds from this offering to redeem our outstanding Series A Preferred Stock. Pursuant to the preferred redemption agreement, the Apollo Stockholders have agreed to purchase, at the subscription price in the rights offering, such number of shares of our non-voting common stock equal to the number of shares of common stock not subscribed for by other stockholders in the rights offering up to an amount that will ensure that the aggregate proceeds from this rights offering are sufficient to redeem our outstanding Series A Preferred Stock (excluding accrued but unpaid dividends, which will be paid at the time of the redemption from existing cash on hand).

The Rights

We will distribute to each holder of our common stock who is a record holder of our common stock on the record date, which is June 22, 2006, at no charge, 0.38249 of a non-transferable subscription right for each share of common stock owned, for a total of 6,861,150 subscription rights. The subscription rights will be evidenced by non-transferable subscription rights certificates. Each subscription right will allow you to purchase one share of our common stock at a price of $18.00 per share. Stockholders, other than the Apollo Stockholders (unless shares remain eligible for sale in this offering after satisfying all over-subscription privileges exercised by our other stockholders), who elect to exercise their basic subscription privilege in full may also subscribe, at the subscription price, for additional shares of our common stock under their respective over-subscription privileges to the extent that other rights holders do not exercise their basic subscription privileges in full. In connection with their agreements to purchase any shares not subscribed for by other stockholders in this offering up to a number of shares such that the aggregate number of shares sold equals 6,661,150, the Apollo Stockholders have waived any over-subscription right to which they may be entitled pursuant to this offering to the extent exercised by our other stockholders. If a sufficient number of shares of our common stock is unavailable to fully satisfy the over-subscription privilege requests, the available shares of common stock will be sold pro rata among subscription rights holders who exercised their over-subscription privilege based on the number of shares each subscription rights holder subscribed for under the basic subscription privilege.

If you hold your shares in a brokerage account or through a dealer or other nominee, please see the information included below the heading “—Beneficial Owners.”

No Fractional Rights

We will not issue fractional subscription rights or cash in lieu of fractional rights. Fractional subscription rights will be rounded to the nearest whole number, with such adjustments as may be necessary to ensure that we offer 6,861,150 shares of common stock in the rights offering. In the unlikely event that, due to the rounding of fractional subscription rights, the rights offering would have been subscribed in an amount in excess of 6,861,150 shares of common stock, all holders’ subscription rights will be reduced in an equitable manner. Any excess subscription funds will be promptly returned.

Expiration of the Rights Offering and Extensions, Amendments and Termination

You may exercise your subscription rights at any time before 8:00 p.m., New York City time, on July 20, 2006, the expiration date for the rights offering. We may, in our sole discretion, extend the time for exercising the subscription rights. If the commencement of the rights offering is delayed for a period of time, the expiration date of the rights offering will be similarly extended.

We will extend the duration of the rights offering as required by applicable law, and may choose to extend it if we decide that changes in the market price of our common stock warrant an extension or if we decide to give investors more time to exercise their subscription rights in the rights offering. We may extend the expiration date of the rights offering by giving oral or written notice to the subscription agent and information agent on or before the scheduled expiration date. If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration date.

We reserve the right, in our sole discretion, to amend or modify the terms of the rights offering.

If you do not exercise your subscription rights before the expiration date of the rights offering, your unexercised subscription rights will be null and void and will have no value. We will not be obligated to honor your exercise of subscription rights if the subscription agent receives the documents relating to your exercise after the rights offering expires, regardless of when you transmitted the documents, except if you have timely transmitted the documents under the guaranteed delivery procedures described below.

Subscription Privileges

Your subscription rights entitle you to a basic subscription privilege and an over-subscription privilege.

Basic Subscription Privilege. With your basic subscription privilege, you may purchase one share of our common stock per subscription right, upon delivery of the required documents and payment of the subscription price of $18.00 per share. You are not required to exercise all of your subscription rights unless you wish to purchase shares under your over-subscription privilege. We will deliver to the recordholders who purchase shares in the rights offering certificates representing the shares purchased with a holder’s basic subscription privilege as soon as practicable after the rights offering has expired.

Over-Subscription Privilege. In addition to your basic subscription privilege, you may subscribe for additional shares of our common stock, upon delivery of the required documents and payment of the subscription price of $18.00 per share, before the expiration of the rights offering. You may only exercise your over-subscription privilege if you exercised your basic subscription privilege in full and other holders of subscription rights do not exercise their basic subscription privileges in full. The Apollo Stockholders have waived their over-subscription privilege in connection of this offering to the extent exercised by our other stockholders.

Pro Rata Allocation. If there are not enough shares of our common stock to satisfy all subscriptions made under the over-subscription privilege, we will allocate the remaining shares of our common stock pro rata, after eliminating all fractional shares, among those over-subscribing rights holders. “Pro rata” means in proportion to the number of shares of our common stock that you and the other subscription rights holders have purchased by exercising your basic subscription privileges. If there is a pro rata allocation of the remaining shares of our common stock and you receive an allocation of a greater number of shares than you subscribed for under your over-subscription privilege, then we will allocate to you only the number of shares for which you subscribed. We will allocate the remaining shares among all other holders exercising their over-subscription privileges.

Full Exercise of Basic Subscription Privilege. You may exercise your over-subscription privilege only if you exercise your basic subscription privilege in full. To determine if you have fully exercised your basic subscription privilege, we will consider only the basic subscription privileges held by you in the same capacity. For example, suppose that you were granted subscription rights for shares of our common stock that you own individually and shares of our common stock that you own collectively with your spouse. If you wish to exercise your over-subscription privilege with respect to the subscription rights you own individually, but not with respect to the subscription rights you own collectively with your spouse, you only need to fully exercise your basic subscription privilege with respect to your individually owned subscription rights. You do not have to subscribe for any shares under the basic subscription privilege owned collectively with your spouse to exercise your individual over-subscription privilege.

When you complete the portion of your subscription rights certificate to exercise your over-subscription privilege, you will be representing and certifying that you have fully exercised your subscription privileges as to shares of our common stock that you hold in that capacity. You must exercise your over-subscription privilege at the same time you exercise your basic subscription privilege in full.

Return of Excess Payment. If you exercised your over-subscription privilege and are allocated less than all of the shares of our common stock for which you wished to subscribe, your excess payment for shares that were not allocated to you will be returned to you by mail, without interest or deduction, as soon as practicable after the expiration date of the rights offering. We will deliver to the recordholders who purchase shares in the rights offering certificates representing the shares of our common stock that you purchased as soon as practicable after the expiration date of the rights offering and after all pro rata allocations and adjustments have been completed.

Conditions to the Rights Offering

We may terminate the rights offering, in whole or in part, if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our board of directors would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we terminate the rights offering, in whole or in part, all affected subscription rights will expire without value and all subscription payments received by the subscription agent will be returned promptly, without interest or deduction. See also “—Cancellation Rights.”

Method of Subscription—Exercise of Rights

You may exercise your subscription rights by delivering the following to the subscription agent, at or prior to 8:00 p.m., New York City time, on July 20, 2006, the expiration date of the rights offering:

•	Your properly completed and executed subscription rights certificate with any required signature guarantees or other supplemental documentation; and

•	Your full subscription price payment for each share subscribed for under your subscription privileges.

If you are a beneficial owner of shares of our common stock whose shares are registered in the name of a broker, custodian bank or other nominee, you should instruct your broker, custodian bank or other nominee to exercise your rights and deliver all documents and payment on your behalf prior to 8:00 p.m. New York City time on July 20, 2006, the expiration date of the rights offering.

Your subscription rights will not be considered exercised unless the subscription agent receives from you, your broker, custodian or nominee, as the case may be, all of the required documents and your full subscription price payment prior to 8:00 p.m., New York City time, on July 20, 2006, the expiration date of the rights offering.

Method of Payment

Your payment of the subscription price must be made in United States dollars for the full number of shares of common stock for which you are subscribing by either:

•	check or bank draft drawn upon a United States bank or postal, telegraphic or express money order payable to the subscription agent; or

•	wire transfer of immediately available funds, to the subscription account maintained by the subscription agent at JP Morgan Chase Bank, ABA No. 021000021, Account No. 323-062539.

Receipt of Payment

Your payment will be considered received by the subscription agent only upon:

•	Clearance of any uncertified check;

•	Receipt by the subscription agent of any certified check or bank draft drawn upon a United States bank or of any postal, telegraphic or express money order; or

•	Receipt of collected funds in the subscription account designated above.

Clearance of Uncertified Checks

If you are paying by uncertified personal check, please note that uncertified checks may take at least seven to ten business days to clear. If you wish to pay the subscription price by uncertified personal check, we urge you to make payment sufficiently in advance of the time the rights offering expires to ensure that your payment is received by the subscription agent and clears by the rights offering expiration date. We urge you to consider using a certified or cashier’s check, money order or wire transfer of funds to avoid missing the opportunity to exercise your subscription rights should you decide to exercise your subscription rights.

Delivery of Subscription Materials and Payment

You should deliver your subscription rights certificate and payment of the subscription price or, if applicable, notices of guaranteed delivery, to the subscription agent by one of the methods described below:

By Mail or Overnight Courier:	By Hand:

American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219	American Stock Transfer & Trust Company Attn: Reorganization Department 59 Maiden Lane New York, NY 10038

Your delivery to an address or by any method other than as set forth above will not constitute valid delivery.

Calculation of Subscription Rights Exercised

If you do not indicate the number of subscription rights being exercised, or do not forward full payment of the total subscription price payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised your basic subscription privilege with respect to the maximum number of subscription rights that may be exercised with the aggregate subscription price payment you delivered to the subscription agent. If your aggregate subscription price payment is greater than the amount you owe for your subscription, you will be deemed to have exercised your over-subscription privilege to purchase the maximum number of shares of our common stock with your over-payment. If we do not apply your full subscription price payment to your purchase of shares of our common stock, we or the subscription agent will return the excess amount to you by mail, without interest or deduction, as soon as practicable after the expiration date of the rights offering.

Your Funds will be Held by the Subscription Agent Until Shares of Our Common Stock are Issued

The subscription agent will hold your payment of the subscription price in a segregated account with other payments received from other subscription rights holders until we issue your shares of our common stock to you upon consummation of the rights offering.

Medallion Guarantee May be Required

Your signature on each subscription rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	Your subscription rights certificate provides that shares are to be delivered to you as record holder of those subscription rights; or

•	You are an eligible institution.

Notice to Beneficial Holders

If you are a broker, a trustee or a depositary for securities who holds shares of our common stock for the account of others on June 22, 2006, the record date, you should notify the respective beneficial owners of such shares of the rights offering as soon as possible to find out their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owner with respect to their subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate subscription rights certificates and submit them to the subscription agent with the proper payment. If you hold shares of our common stock for the account(s) of more than one beneficial owner, you may exercise the number of subscription rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled “Nominee Holder Certification” that we will provide to you with your rights offering materials. If you did not receive this form, you should contact the subscription agent to request a copy.

Beneficial Owners

If you are a beneficial owner of shares of our common stock or will receive your subscription rights through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your broker, custodian bank or other nominee act for you. If you hold certificates of our common stock directly and would prefer to have your broker, custodian bank or other nominee act for you, you should contact your nominee and request it to effect the transactions for you. To indicate your decision with respect to your subscription rights, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owners Election Form.” You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. If you wish to obtain a separate subscription rights certificate, you should contact the nominee as soon as possible and request that a separate subscription rights certificate be issued to you. You should contact your broker, custodian bank or other nominee if you do not receive this form, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the form from your broker, custodian bank or nominee or if you receive it without sufficient time to respond.

Instructions for Completing Your Subscription Rights Certificate

You should read and follow the instructions accompanying the subscription rights certificates carefully.

You are responsible for the method of delivery of your subscription rights certificate(s) with your subscription price payment to the subscription agent. If you send your subscription rights certificate(s) and subscription price payment by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery to the subscription agent prior to the time the rights offering expires. Because uncertified personal checks may take at least seven to ten business days to clear, you are strongly urged to pay, or arrange for payment, by means of a certified or cashier’s check, money order or wire transfer of funds.

Determinations Regarding the Exercise of Your Subscription Rights

We will decide all questions concerning the timeliness, validity, form and eligibility of the exercise of your subscription rights and any such determinations by us will be final and binding. We, in our sole discretion, may waive, in any particular instance, any defect or irregularity, or permit, in any particular instance, a defect or irregularity to be corrected within such time as we may determine. We will not be required to make uniform determinations in all cases. We may reject the exercise of any of your subscription rights because of any defect or irregularity. We will not accept any exercise of subscription rights until all irregularities have been waived by us or cured by you within such time as we decide, in our sole discretion.

Neither we, the subscription agent nor the information agent, will be under any duty to notify you of any defect or irregularity in connection with your submission of subscription rights certificates and we will not be liable for failure to notify you of any defect or irregularity. We reserve the right to reject your exercise of subscription rights if your exercise is not in accordance with the terms of the rights offering or in proper form. We will also not accept the exercise of your subscription rights if our issuance of shares of our common stock to you could be deemed unlawful under applicable law.

Regulatory Limitation

We will not be required to issue to you shares of our common stock pursuant to the rights offering if, in our opinion, you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares if, at the time the rights offering expires, you have not obtained such clearance or approval.

Guaranteed Delivery Procedures

If you wish to exercise your subscription rights, but you do not have sufficient time to deliver the subscription rights certificate evidencing your subscription rights to the subscription agent on or before the time the rights offering expires, you may exercise your subscription rights by the following guaranteed delivery procedures:

•	Deliver to the subscription agent on or prior to the rights offering expiration date your subscription price payment in full for each share you subscribed for under your subscription privileges in the manner set forth above in “—Method of Payment”;

•	Deliver to the subscription agent on or prior to the expiration date the form entitled “Notice of Guaranteed Delivery,” substantially in the form provided with the “Instructions as to Use of SkyTerra Communications Subscription Rights Certificates” distributed with your subscription rights certificates; and

•	Deliver the properly completed subscription rights certificate evidencing your subscription rights being exercised and the related nominee holder certification, if applicable, with any required signature guarantee, to the subscription agent within three (3) business days following the date of your Notice of Guaranteed Delivery.

Your Notice of Guaranteed Delivery must be delivered in substantially the same form provided with the Instructions as to the Use of SkyTerra Communications Subscription Rights Certificates, which will be distributed to you with your subscription rights certificate. Your Notice of Guaranteed Delivery must come from an eligible institution, or other eligible guarantee institutions that are members of, or participants in, a signature guarantee program acceptable to the subscription agent.

In your Notice of Guaranteed Delivery, you must state:

•	Your name;

•	The number of subscription rights represented by your subscription rights certificates, the number of shares of our common stock for which you are subscribing under your basic subscription privilege and the number of shares of our common stock for which you are subscribing under your over-subscription privilege, if any; and

•	Your guarantee that you will deliver to the subscription agent any subscription rights certificates evidencing the subscription rights you are exercising within three (3) business days following the date the subscription agent receives your Notice of Guaranteed Delivery.

You may deliver your Notice of Guaranteed Delivery to the subscription agent in the same manner as your subscription rights certificates at the address set forth above under “—Delivery of Subscription Materials and Payment.” You may alternatively transmit your Notice of Guaranteed Delivery to the subscription agent by facsimile transmission (Telecopy No.: (718) 234-5001). To confirm facsimile deliveries, you may call (877) 248-6417.

The information agent will send you additional copies of the form of Notice of Guaranteed Delivery if you request them. Please call (800) 607-0088 to request any copies of the form of Notice of Guaranteed Delivery. Banks and brokerage firms please call collect at (203) 658-9400 to request any copies of the form of Notice of Guaranteed Delivery.

Questions About Exercising Subscription Rights

If you have any questions or require assistance regarding the method of exercising your subscription rights or requests for additional copies of this document, the Instructions as to the Use of SkyTerra Communications Subscription Rights Certificates or the Notice of Guaranteed Delivery, you should contact the information agent at the address and telephone number set forth above under “Questions and Answers About the Rights Offering” included elsewhere in this document.

Subscription Agent and Information Agent

We have appointed American Stock Transfer & Trust Company to act as subscription agent and Morrow & Co. to act as information agent for the rights offering. We will pay all fees and expenses of the subscription agent and the information agent related to the rights offering and have also agreed to indemnify the subscription agent and the information agent from liabilities that they may incur in connection with the rights offering.

No Revocation

Once you have exercised your subscription privileges, you may not revoke your exercise. Subscription rights not exercised prior to the expiration date of the rights offering will expire and will have no value.

Procedures for DTC Participants

We expect that the exercise of your basic subscription privilege and your over-subscription privilege may be made through the facilities of the Depository Trust Company. If your subscription rights are held of record through DTC, you may exercise your basic subscription privilege and your over-subscription privilege by instructing DTC to transfer your subscription rights from your account to the account of the subscription agent, together with certification as to the aggregate number of subscription rights you are exercising and the number of shares of our common stock you are subscribing for under your basic subscription privilege and your over-subscription privilege, if any, and your subscription price payment for each share of our common stock that you subscribed for pursuant to your basic subscription privilege and your over-subscription privilege.

Subscription Price

The subscription price is $18.00 per share. For more information with respect to how the subscription price was determined, see “Questions and Answers About the Rights Offering” included elsewhere in this document.

Foreign and Other Stockholders

We will not mail subscription rights certificates to stockholders on the record date, or to subsequent transferees, whose addresses are outside the United States. Instead, we will have the subscription agent hold the subscription rights certificates for those holders’ accounts. To exercise their subscription rights, foreign holders must notify the subscription agent before 11:00 a.m., New York City time, on July 17, 2006, three business days prior to the expiration date, and must establish to the satisfaction of the subscription agent that it is permitted to exercise its subscription rights under applicable law. If these procedures are not followed prior to the expiration date your rights will expire.

Non-Transferability of the Rights

Except in the limited circumstances described below, only you may exercise the basic subscription privilege and the over-subscription privilege. You may not sell, give away or otherwise transfer the basic subscription privilege or the over-subscription privilege.

Notwithstanding the foregoing, you may transfer your rights to any affiliate of yours and your rights also may be transferred by operation of law; for example a transfer of rights to the estate of the recipient upon the death of the recipient would be permitted. If the rights are transferred as permitted, evidence satisfactory to us that the transfer was proper must be received by us prior to the expiration date of the rights offering.

Cancellation Rights

Our board of directors may cancel the rights offering, in whole or in part, in its sole discretion at any time prior to the time the rights offering expires for any reason (including a change in the market price of our common stock). If we cancel the rights offering, any funds you paid to the subscription agent will be promptly refunded, without interest or deduction.

No Board Recommendation

An investment in shares of our common stock must be made according to each investor’s evaluation of its own best interests and after considering all of the information herein, including the “Risk Factors” section of this document. Neither we nor our board of directors nor their financial advisors make any recommendation to subscription rights holders regarding whether they should exercise or sell their subscription rights. You should not view the Apollo Stockholders’ agreement to purchase any shares not subscribed for by other stockholders in this rights offering as a recommendation or other indication that the exercise of your subscription rights is in your best interests.

Shares of Common Stock Outstanding After the Rights Offering

Based on the 17,937,927 shares of our common stock currently outstanding, 24,799,077 shares of our common stock will be issued and outstanding following the rights offering, an increase in the number of outstanding shares of our common stock of approximately 38%.

Effects of Rights Offering on Stock Plan and Other Plans and Outstanding Securities

As of June 20, 2006, there were outstanding options to purchase 1,001,457 shares of our common stock. None of the outstanding options have antidilution or other provisions of adjustment that will be triggered by the rights offering. Each outstanding and unexercised option will remain unchanged and will be exercisable, subject to vesting, if any, for the same number of shares of our common stock and at the same exercise price as before the rights offering. However, we also have Series A-1 and Series A-2 warrants outstanding that have anti-dilution provisions. Assuming all stockholders, other than the Apollo Stockholders, fully exercise their basic and over-subscription privileges, the exercise price of the Series 1-A and Series 2-A warrants may be reduced to approximately $32.95 and $50.63, respectively, and the number of shares issuable upon the exercise price of such warrants will increase to approximately 403,753 shares and 1,356,320 shares, respectively. The anti-dilution provision of these warrants will not apply to shares purchased by the Apollo Stockholders in the rights offering. These warrants will be further adjusted pursuant to the anti-dilution provision as a result of the shares issued in connection with the MSV Exchange Transactions.

Effects of Rights Offering on the Apollo Stockholders’ Stock and Ownership

Even though the subscription rights will be offered on a pro rata basis to each holder of our common stock, because of the Apollo Stockholders’ commitment to purchase any shares not subscribed for by other stockholders in this rights offering up to a number of shares such that the aggregate number of shares sold in this offering equals 6,661,150, the percentage of common stock owned by other stockholders will decrease unless all of the other stockholders exercise the subscription rights they will receive in full.

Set forth below, for illustrative purposes only, are two scenarios that indicate the effect that the rights offering and related share issuance could have on the Apollo Stockholders’ relative interest following the rights offering.

Scenario A. All subscription rights are subscribed for on a pro rata basis by all of the stockholders to whom the subscription rights were issued. Because all of the subscription rights are exercised in the basic subscription privilege by holders, including the Apollo Stockholders, no shares are issuable pursuant to the over-subscription privilege and the Apollo Stockholders do not need purchase any shares in respect of shares not subscribed for by other stockholders.

Scenario B. The Apollo Stockholders are the only stockholders to acquire shares of our common stock, which number of shares is equivalent to the full number of shares of our common stock they were entitled to subscribe for in the rights offering in accordance with their basic subscription privileges and, through their commitment to purchase shares not otherwise subscribed for, the Apollo Stockholders acquire all of the shares offered in the rights offering up to a number of shares such that the aggregate number of shares sold in this offering equals 6,661,150.

Scenario C. The Apollo Stockholders do not exercise their basic subscription rights in this rights offering, and our other stockholders, pursuant to their basic and over-subscription privileges, purchase all of the shares of our common stock offered in this rights offering.

Scenario	Total Shares Offered	No. of Shares Purchased by Apollo Stockholders	Cash Raised ($ million)	Apollo Stockholders Ownership %
A	6,861,150	4,106,298	$123.5	60%
B	6,861,150	6,661,150	$119.9	71%
C	6,861,150	0	$123.5	43%

Other Matters

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any shares of our common stock from subscription rights holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal or state laws or regulations to accept or exercise the subscription rights. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in whole or in part, in order to comply with the securities law or other legal requirements of those states or other jurisdictions. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights you will not be eligible to participate in the rights offering.

Although we have filed an application with the Department of Corporations of the State of California in order to permit us to accept subscriptions from residents of the State of California, the Department of Corporations has not approved our application. Unless our application is approved prior to the expiration of the rights offering, we will not be permitted to accept subscriptions from residents of the State of California and residents of the State of California will not be permitted to purchase shares in the rights offering. If our application is not approved prior to the expiration of the rights offering, any shares of our common stock for which rights distributed to residents of California may have been exercised, had we obtained such approval, shall be included among the shares available for sale to non-California residents who have exercised their over-subscription privileges.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material United States Federal income tax consequences of the rights offering to holders of our common stock. This discussion assumes that the holders of our common stock hold such common stock as a capital asset for United States Federal income tax purposes. This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion applies only to holders that are United States persons and does not address all aspects of United States federal income taxation that may be relevant to holders in light of their particular circumstances or to holders who may be subject to special tax treatment under the Internal Revenue Code, including, without limitation, holders who are dealers in securities or foreign currency, foreign persons, insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, holders who hold our common stock as part of a hedge, straddle, conversion or other risk reduction transaction, or who acquired our common stock pursuant to the exercise of compensatory stock options or otherwise as compensation.

We have not sought, and will not seek, an opinion of counsel or a ruling from the Internal Revenue Service regarding the United States Federal income tax consequences of the rights offering or the related share issuance. The following summary does not address the tax consequences of the rights offering or the related share issuance under foreign, state, or local tax laws. ACCORDINGLY, EACH HOLDER OF OUR COMMON STOCK SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE RIGHTS OFFERING AND THE RELATED SHARE ISSUANCE TO SUCH HOLDER.

The United States Federal income tax consequences to a holder of our common stock of the receipt and exercise of subscription rights under the rights offering should be as follows:

1. A holder should not recognize taxable income for United States Federal income tax purposes in connection with the receipt of subscription rights in the rights offering.

2. Except as provided in the following sentence, a holder’s tax basis in the subscription rights received in the rights offering should be zero. If either (i) the fair market value of the subscription rights on the date such subscription rights are distributed is equal to at least 15% of the fair market value on such date of the common stock with respect to which the subscription rights are received or (ii) the holder elects, in its United States Federal income tax return for the taxable year in which the subscription rights are received, to allocate part of its tax basis in such common stock to the subscription rights, then upon exercise or transfer of the subscription rights, the holder’s tax basis in the common stock should be allocated between the common stock and the subscription rights in proportion to their respective fair market values on the date the subscription rights are distributed. A holder’s holding period for the subscription rights received in the rights offering should include the holder’s holding period for the common stock with respect to which the subscription rights were received.

3. A holder which allows the subscription rights received in the rights offering to expire should not recognize any gain or loss, and the tax basis in the common stock owned by such holder with respect to which such subscription rights were distributed should be equal to the tax basis in such common stock immediately before the receipt of the subscription rights in the rights offering.

4. A holder should not recognize any gain or loss upon the exercise of the subscription rights received in the rights offering. The tax basis in the common stock acquired through exercise of the subscription rights should equal the sum of the subscription price for the common stock and the holder’s tax basis, if any, in the rights as described above. The holding period for the common stock acquired through exercise of the subscription rights should begin on the date the subscription rights are exercised.

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York in connection with the rights offering.

EXPERTS

The combined financial statements of SkyTerra Communications, Inc. at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and the consolidated financial statements of Mobile Satellite Ventures LP at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm as set forth in their reports thereon also incorporated by reference. Such consolidated and combined financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this document is a part, on Form S-3 with the SEC relating to the shares of common stock to be sold upon the exercise of the rights offered under the rights offering. This document does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References herein to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we may file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Robert C. Lewis

Senior Vice President,

General Counsel and Secretary

19 West 44th Street, Suite 507

New York, New York 10036

(212) 730-7540

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus incorporates documents by reference that are not presented in or delivered with this document. To obtain these additional documents, see “Where You Can Find More Information.”

The SEC allows us to “incorporate by reference” into this prospectus the information we filed with the SEC. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the completion of the offering shall be deemed incorporated by reference into this prospectus from the date of filing of those documents. We incorporate by reference the documents listed below, which have been filed with the SEC, into this prospectus provided, however, that we are not incorporating any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K, other than with respect to our Current Report on Form 8-K dated March 13, 2006, which has been incorporated by reference herein:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 29, 2005;

•	Our Quarterly Report on Form 10-Q for the three months ended March 31, 2006 filed with the SEC on May 10, 2006;

•	Our Current Reports on Form 8-K filed with SEC on January 4, 2006, January 12, 2006, January 31, 2006, February 2, 2006, February 13, 2006, March 13, 2006, May 4, 2006, May 9, 2006, May 9, 2006, May 11, 2006, May 24, 2006, May 25, 2006 and June 12, 2006; and

•	Our Definitive Proxy Statement for the Annual Meeting of Stockholders held on August 19, 1999, which includes a description of our capital stock.

Any statement contained in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or any other subsequently filed document that is deemed to be incorporated herein by reference modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

PROSPECTUS

SkyTerra Communications, Inc.

6,861,150 Shares

Common Stock

•, 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The estimated expenses in connection with this offering to be paid by us are as follows:

SEC registration fee	$13,214.58
Legal fees and expenses	$150,000.00
Accounting fees and expenses	$30,000.00
Blue sky expenses	$25,000.00
Printing expenses	$150,000.00
Transfer Agent fees and expenses	$25,000.00
Miscellaneous	$5,000.00
Total	$398,214.58

Item 15. Indemnification of Officers and Directors.

The Company’s restated certificate of incorporation, referred to herein as the “certificate of incorporation,” contains a provision which provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director except for liabilities:

(i) for any breach of the director’s duty of loyalty;

(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(iii) for an unlawful dividend payment or an unlawful repurchase or redemption of stock under Section 174 of the Delaware General Corporation Law; or

(iv) for any transaction from which the director derived an improper personal benefit.

The Company’s certificate of incorporation provides that the Company may indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amount paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

The Company’s certificate of incorporation provides that the Company may indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application, that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the court of chancery or such other court shall deem proper.

To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the Company’s certificate of incorporation provides that he will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Any indemnification under the provisions of the Company’s certificate of incorporation (unless ordered by a court) will be made by the Company upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth above. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

The Company’s certificate of incorporation provides that the Company may pay expenses incurred by defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding in the manner provided herein upon receipt of any undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the Company.

The Company’s certificate of incorporation provides that the indemnification and advancement of expenses will, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

The Company’s certificate of incorporation provides that the indemnification and advancement of expenses provided therein will not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or of any disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

The Company’s certificate of incorporation provides that the Company may purchase and maintain insurance on behalf of any person who is or was serving the Company in any capacity referred to above against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of its certificate of incorporation.

The Company’s amended and restated by-laws, referred to herein as the “by-laws,” provide that the Company will indemnify any director and any officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, quasi-administrative or investigative, other than an action by or in the right of the Company, referred to herein as a “Third Party Proceeding,” by reason of the fact that he or she was or is a director or officer, employee or agent of the Company, acting solely in such capacity, or a person serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, committee or other enterprise 50% or more of whose voting stock or equitable interest shall be owned by this Company, each referred to herein as an “Authorized Representative, against his or her expenses and liabilities (including attorneys’ fees), actually and reasonably incurred by him or her in connection with the Third Party Proceeding if he or she acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, the best interests of the Company and, with respect to any Third Party Proceeding involving potential criminal liability, referred to herein as a “Criminal Third Party Proceeding,” had no reasonable cause to believe his or her conduct was unlawful or in violation of applicable rules. The termination of any Third Party Proceeding by judgment, order, settlement, consent filing of a criminal complaint or information, indictment, conviction or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Company or, with respect to any Criminal Third Party Proceeding, had reasonable cause to believe that his or her conduct was unlawful.

The Company’s by-laws provide that the Company will indemnify any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by the Company to produce a judgment in favor of its shareholders, or any threatened, pending or completed action or suit in the right of the Company by its stockholders to procure a judgment in favor of the Company, referred to herein as a “Derivative Action,” by reason of the fact that the director or officer was or is an Authorized Representative of the Company, against his or her expenses (including attorneys’ fees) actually and reasonably incurred by the director or officer in the action if he or she acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, the best interests of the Company; except that no indemnification will be made in respect of any claim, issue or matter as to which he or she has been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Company unless and only to the extent that the court of common pleas, or other similarly constituted state court, located in the county where the registered office of the Company is located or the court in which such Derivative Action is or was pending, determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, he or she is fairly and reasonably entitled to indemnify for expenses which the court deems proper.

An Authorized Representative of the Company (other than a director or officer of the Company) may be indemnified by the Company or have his or her expenses advanced in accordance with the procedures described below. To the extent that an Authorized Representative of the Company has been successful on the merits or otherwise in defense of any Third Party Proceeding or Derivative Action or in defense of any claim, issue or matter therein, the Authorized Representative will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Indemnification under the provisions of the Company’s by-laws described above (unless ordered by a court, in which case the expenses, including attorneys’ fees of the Authorized Representative in enforcing indemnification will be added to and included in the final judgment against the Company) will be made by the Company only as authorized in the specific case upon a determination that the indemnification of the Authorized Representative is required or proper in the circumstances because he or she has met the applicable standard of conduct set forth above or has been successful on the merits or as otherwise in defense of any Third Party Proceeding or Derivative Action and that the amount requested has been actually and reasonably incurred. Such determination shall be made:

(b) By the board of directors or a committee thereof, acting by a majority vote of a quorum consisting of directors of the Company who are not parties or have no economic or other collateral personal benefit relating to a Third Party Proceeding or Derivative Action, referred to here in as “Disinterested Directors;” or

(c) If a quorum is not obtainable or, even if obtainable, a majority vote of a quorum of Disinterested Directors so directs, by independent legal counsel in a written opinion.

The Company’s by-laws provide that expenses incurred in defending a Third Party Proceeding or Derivative Action will be paid on behalf of a director or officer, and may be paid on behalf of any Authorized Representative, by the Company in advance of the final disposition of the action as authorized in the manner provided above (except that the person(s) making the determination thereunder need not make a determination on whether the applicable standard of conduct has been met unless a judicial determination has been made with respect thereto, or the person seeking indemnification has conceded that he or she has not met such standard) upon receipt of an undertaking by or on behalf of the Authorized Representative to repay the amount to be advanced unless it shall ultimately be determined that the Authorized Representative is entitled to be indemnified by the Company as required in the Company’s by-laws or authorized by law. The financial ability of any Authorized Representative to make repayment will not be a prerequisite to making of an advance.

The Company’s by-laws provide the Company may purchase and maintain insurance on behalf of any person who is or was an Authorized Representative against any expenses and liabilities asserted against him or her and incurred by him or her in any such capacity, whether or not the Company would have the power to indemnify him or her against such expenses and liabilities under the provisions of the Company’s by-laws.

The indemnification provided by the Company’s by-laws is not deemed to be exclusive of any other right to which a person seeking indemnification may be entitled under any statute, agreement, vote of Disinterested Directors, or otherwise, regardless of whether the event giving rise to indemnification occurred before or after the effectiveness thereof, both as to action taken in another capacity while holding his or her office or position, and will continue as to a person who has ceased to be an Authorized Representative of the Company and will inure to the benefit of his or her heirs and personal representatives.

Item 16. List of Exhibits.

Exhibit Number		Description
4.1	*	Form of Subscription Rights Certificate

4.2		Restated Certificate of Incorporation of the Company (incorporated by reference to the Company’s Form 10-K for the year ended December 31, 2003)

4.3		Certificate of Amendment, dated July 17, 2002, to the Restated Certificate of Incorporation of the Company (incorporated by reference to Company’s Form 10-K for the year ended December 31, 2003)

4.4		Certificate of Ownership and Merger, dated September 23, 2003, merging SkyTerra Communications, Inc. into Rare Medium Group, Inc. (incorporated by reference to Company’s Form 10-K for the year ended December 31, 2003)

4.5		Amended and Restated By-Laws of the Company (incorporated by reference to Company’s Form 10-K for the year ended December 31, 1999)

5.1		Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to legality of the common stock being registered (to be filed with an amendment to this registration statement)

23.1		Consent of Ernst & Young LLP, independent registered public accounting firm

23.2		Consent of Ernst & Young LLP, independent auditors

23.3		Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)

24.1	*	Power of Attorney (included on signature page)

99.1	*	Form of Instructions For Use of SkyTerra Subscription Rights

99.2	*	Form of Notice of Guaranteed Delivery for Subscription Rights

99.3	*	Form of Letter to Stockholders who are Record Holders

99.4	*	Form of Letter to Stockholders who are Beneficial Holders

99.5	*	Form of Letter to Clients of Stockholders who are Beneficial Holders

99.6	*	Form of Nominee Holder Certification Form

99.7	*	Form of Beneficial Owner Election Form

99.8	*	Substitute Form W-9 for Use with Rights Offering

* Previously filed

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in “Item 15—Indemnification of Directors and Officers” above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on June 20, 2006.

SKYTERRA COMMUNICATIONS, INC.

By:	/s/ ROBERT C. LEWIS
Robert C. Lewis Senior Vice President, General Counsel and Secretary

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to registration statement has been signed by the following persons in the capacities indicated on the 20th day of June 2006.

Signature	Title	Date

* Jeffrey A. Leddy	Chief Executive Officer and President (Principal Executive Officer and Principal Financial Officer)	June 20, 2006

* Craig J. Kaufmann	Controller and Treasurer (Principal Accounting Officer)	June 20, 2006

* Andrew D. Africk	Director	June 20, 2006

* Aaron J. Stone	Director	June 20, 2006

* Jeffrey M. Killeen	Director	June 20, 2006

* Michael D. Weiner	Director	June 20, 2006

* William F. Stasior	Director	June 20, 2006

*/S/ ROBERT C. LEWIS Robert C. Lewis Attorney-In-Fact Pursuant to Power of Attorney

S-1

Exhibit Index

Exhibit Number		Description
4.1	*	Form of Subscription Rights Certificate

4.2		Restated Certificate of Incorporation of the Company (incorporated by reference to the Company’s Form 10-K for the year ended December 31, 2003)

4.3		Certificate of Amendment, dated July 17, 2002, to the Restated Certificate of Incorporation of the Company (incorporated by reference to Company’s Form 10-K for the year ended December 31, 2003)

4.4		Certificate of Ownership and Merger, dated September 23, 2003, merging SkyTerra Communications, Inc. into Rare Medium Group, Inc. (incorporated by reference to Company’s Form 10-K for the year ended December 31, 2003)

4.5		Amended and Restated By-Laws of the Company (incorporated by reference to Company’s Form 10-K for the year ended December 31, 1999)

5.1		Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to legality of the common stock being registered (to be filed with an amendment to this registration statement)

23.1		Consent of Ernst & Young LLP, independent registered public accounting firm

23.2		Consent of Ernst & Young LLP, independent auditors

23.3		Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)

24.1	*	Power of Attorney (included on signature page)

99.1	*	Form of Instructions For Use of SkyTerra Subscription Rights

99.2	*	Form of Notice of Guaranteed Delivery for Subscription Rights

99.3	*	Form of Letter to Stockholders who are Record Holders

99.4	*	Form of Letter to Stockholders who are Beneficial Holders

99.5	*	Form of Letter to Clients of Stockholders who are Beneficial Holders

99.6	*	Form of Nominee Holder Certification Form

99.7	*	Form of Beneficial Owner Election Form

99.8	*	Substitute Form W-9 for Use with Rights Offering

*Previously filed